PATRICK

NOTICE OF 2023 ANNUAL MEETING OF SHAREHOLDERS &

PROXY STATEMENT



DEAR SHAREHOLDER

On behalf of the Board of Directors, we are pleased to invite you to join us for our Annual Meeting of Shareholders ("Annual Meeting"), which will be conducted via live audio webcast on May 25, 2023, at 10:00 A.M. EDT. The virtual Annual Meeting will be conducted online at meetnow.global/MAAD7NJ. In the Notice of 2023 Annual Meeting & Proxy Statement, we describe the matters upon which you will be asked to vote at the meeting and provide instructions for attending the meeting.

This Proxy Statement describes our corporate governance policies that foster the Board's effective oversight of the Company's business strategies and practices. We welcome you to review this Proxy Statement as we describe our financial performance for fiscal year 2022.

To foster sustainability through our Better Together culture, we focused on establishing practices in 2022 through which we will drive accountability and performance in our operations across our platform. In addition, we published our inaugural Responsibility & Sustainability Report in December 2022 outlining our progress on our Environmental, Social and Governance initiatives.

Please review the proxy/notice card for instructions on how to vote over the Internet, by telephone or by mail in order to be certain that your shares of stock are represented at the Annual Meeting. It is important that all Patrick Industries, Inc. shareholders vote and participate in the affairs and governance of our Company.

PATRICK INDUSTRIES, INC.

PLEASE REVIEW THE PROXY/NOTICE CARD FOR INSTRUCTIONS ON HOW TO VOTE OVER THE INTERNET, BY TELEPHONE OR BY MAIL IN ORDER TO BE CERTAIN THAT YOUR SHARES OF STOCK ARE REPRESENTED AT THE ANNUAL MEETING.

IT IS IMPORTANT THAT ALL PATRICK INDUSTRIES, INC. SHAREHOLDERS VOTE AND PARTICIPATE IN THE AFFAIRS AND GOVERNANCE OF OUR COMPANY.



Sincerely,

Todd M. Cleveland

Todd M. Cleveland
Chairman of the Board
April 10, 2023

NOTICE OF ANNUAL MEETING

DATE
Thursday, May 25, 2023; 10:00 A.M., EDT

LOCATION
Online at: meetnow.global/MAAD7NJ

RECORD DATE
March 31, 2023

PROPOSAL 1

To elect nine directors to the Board of Directors to serve until the 2024 Annual Meeting of Shareholders

Board Vote Recommendation:
For Each Nominee

PROPOSAL 2

To ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2023

Board Vote Recommendation:
For

PROPOSAL 3

To approve, in an advisory and non-binding vote, the compensation of the Company's named executive officers for fiscal year 2022 as disclosed in the Proxy Statement (a "Say-on-Pay" vote)

Board Vote Recommendation:
For

IN ADDITION, to consider and transact such other business as may properly come before the meeting or any adjournment or postponement thereof.

VOTING: Please vote your shares using the Internet, by telephone or by mail by signing, dating and returning the enclosed Proxy Card in the enclosed envelope. If you hold shares through a broker, custodian, fiduciary, or nominee (a "beneficial holder"), please check the voting instructions used by that broker, custodian, fiduciary, or nominee. Holders with a control number from Computershare, our transfer agent, can vote at the virtual Annual Meeting. **Please return your Proxy Card so your vote can be counted. See "Voting Q&A" on pages 58 to 60.**

VIRTUAL MEETING FORMAT: You will be able to attend and participate in the Annual Meeting online, vote your shares electronically and submit your questions prior to and during the meeting by visiting: meetnow.global/MAAD7NJ on the meeting date and time described in the accompanying Proxy Statement.

If you plan to attend the meeting virtually on the Internet, you must register by following the instructions contained in the "Voting Q&A" section.

BY ORDER OF THE BOARD OF DIRECTORS,

JOEL D. DUTHIE
Executive Vice President, Chief Legal Officer and Secretary
April 10, 2023

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF SHAREHOLDERS:
Our 2023 Proxy Statement and Annual Report to Shareholders for fiscal 2022 are available on Patrick Industries, Inc.'s website at www.patrickind.com under "For Investors - Company Info". You may also request hard copies of these documents free of charge by writing to us at the following address: 107 West Franklin Street, Elkhart, Indiana 46515-0638. Attention: Office of the Secretary.

🍀 **PATRICK**

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

This Proxy Statement and the accompanying Proxy Card are being mailed to shareholders of Patrick Industries, Inc. (the "Company" or "Patrick") on or about April 12, 2023, and are furnished in connection with the solicitation of proxies by the Board of Directors (the "Board") for the Annual Meeting of Shareholders to be held online (virtual meeting) on May 25, 2023 (the "Annual Meeting") for the purpose of considering and acting upon the matters specified in the Notice of Annual Meeting of Shareholders accompanying this Proxy Statement.

VOTING METHODS

ONLINE
investorvote.com/PATK

MAIL
Sign, date and return the enclosed Proxy Card in the enclosed envelope

PHONE
For shareholders of record: 800-652-8683



If the form of proxy which accompanies this Proxy Statement is executed and returned, or is voted by Internet or by telephone, it may be revoked by the person giving it at any time prior to the voting thereof by:

(i) changing your vote using the online voting method, in which case only your latest Internet proxy submitted prior to the Annual Meeting will be counted;

(ii) filing with the Secretary of the Company, during or before the Annual Meeting, a written notice of revocation bearing a date later than the date of the proxy;

(iii) duly executing and dating a subsequent proxy relating to the common stock and delivering it to the Secretary of the Company during or before the Annual Meeting; or

(iv) voting your shares electronically during the Annual Meeting.

If the form of proxy is signed, dated and returned without specifying choices on one or more matters presented to the shareholders, the shares will be voted on the matter or matters listed on the Proxy Card as recommended by the Company's Board.

Additional solicitations in person, by telephone, or otherwise, may be made by certain directors, officers and employees of the Company regarding the proposals without additional compensation. Expenses incurred in the solicitation of proxies, including postage, printing and handling, and actual expenses incurred by brokerage houses, custodians, nominees and fiduciaries in forwarding documents to beneficial owners, will be paid by the Company.

Patrick's Annual Report to Shareholders, which contains Patrick's Annual Report on Form 10-K for the year ended December 31, 2022, accompanies this Proxy Statement. Requests for additional copies of the Annual Report on Form 10-K should be submitted to the Office of the Secretary, Patrick Industries, Inc., 107 West Franklin Street, Elkhart, Indiana 46515-0638. Annual Meeting materials may also be viewed online through our website, **www.patrickind.com under "For Investors — Company Info."**

TABLE OF CONTENTS

🍀 **PATRICK**

BUSINESS FINANCIAL HIGHLIGHTS



11,000
Team Members Help Achieve Our Goals



230 BASIS POINTS
Operating Income Margin Increase Over a Four-Year Period



106%
Operating Cashflow Increase Over a Four-Year Period

FISCAL YEAR 2022 COMPANY FINANCIAL PERFORMANCE SUMMARY

Fiscal 2022 was another year of remarkable performance for Patrick as we achieved new records for revenue, profits and cash flows. The year started much like the previous year with solid growth across each of our end markets. In the second half of the year, RV OEMs acted with discipline and quickly curtailed their production to meet demand trends, which were normalizing to the post-pandemic period. Our strategy to diversify our revenue bore fruit as our marine revenue topped $1 billion for the first time and partially offset the decline in RV production seen in the second half of 2022. The pandemic led to more people than ever experiencing the attraction of our leisure lifestyle markets, which we believe will fuel their growth over the long term. Our businesses that support the housing market continue to provide value-added products to manufactured housing OEMs, home builders, and developers of multi-family projects.

We attribute our success in 2022 to the diligent and thoughtful execution of our business strategy by our team members, who were able to perform well in both the high-growth environment of the first half of the year and in the second half as RV OEMs scaled back production. We continued to return cash to shareholders through share repurchases and dividends, capping the year with a 36% increase in our quarterly dividend in the fourth quarter. In December, we released our inaugural Responsibility & Sustainability Report, which outlines our ongoing efforts and commitment to improving our business from an environmental, social and governance standpoint. In addition to hitting new financial records, we also improved our financial flexibility through an expansion of our credit facility and generated significant free cash flow as we diligently managed our working capital. We will continue to thoughtfully invest in our people and infrastructure in preparation for the next phase of our growth. The charts below offer a high-level view into the growth we have achieved in revenue, profitability and cash flows from 2018 through 2022.

NET SALES ($ Millions)



2018	$2,263
2019	$2,337
2020	$2,487
2021	$4,078
2022	$4,882

OPERATING MARGIN % & INCOME ($ Millions)



2018	7.9% / $178
2019	6.6% / $154
2020	7.0% / $173
2021	8.6% / $352
2022	10.2% / $496

OPERATING CASH FLOWS ($ Millions)



2018	$200
2019	$192
2020	$160
2021	$252
2022	$412

NET INCOME PER DILUTED SHARE



2018	$4.93
2019	$3.85
2020	$4.20
2021	$9.63
2022	$13.49

The Company's performance is focused on meeting the needs of our customers, generating returns for our shareholders, supporting our communities, and reinvesting in our team members.

ESG HIGHLIGHTS

WE INVITE YOU TO SCAN HERE TO ACCESS THE 2022 RESPONSIBILITY & SUSTAINABILITY REPORT

Patrick is committed to positively impacting our communities, customers, and people and sustainability and accountability are integral to our values and operations.

In 2022, we made a significant step towards responsible business improvements by publishing our inaugural Responsibility & Sustainability Report, which underscored our dedication to transparency and accountability.

The report documents our progress on ESG-related priorities, including the creation of a sustainability data collection framework which will improve accountability, transparency, and accuracy across our operations. We have also increased investment in our philanthropic platform, creating more opportunities for community engagement at all levels of our organization as we work to make a positive impact and ensure a better future for all.



OUR AMBITION:

We are stewards, dedicated to our pursuit of responsible and sustainable practices - anchored in our Better Together culture - to positively impact our communities.



SAFETY AND EMPLOYEE WELL-BEING
SASB-BASED SUSTAINABILITY FRAMEWORK
LEADERSHIP AND DEVELOPMENT PROGRAMS
CUSTOMER FOCUSED INNOVATION
EMPOWERING PEOPLE
CARING FOR OUR PLANET
LIVING BY OUR POLICIES
BOARD OF DIRECTORS ENGAGEMENT IN ESG
COMMUNITY ENGAGEMENT
DEDICATED PHILANTHROPIC TEAM
ADVANCED INFORMATION TECHNOLOGY AND CYBER SECURITY

EXECUTIVE COMPENSATION HIGHLIGHTS

ALIGNING PAY TO DIFFERENTIATED PERFORMANCE

Our leaders understand and are motivated to impact key metrics that they believe drive growth, profitability and ultimately shareholder value in both the short and long term. Our Compensation Committee recommends compensation decisions to the Board which support this philosophy. The compensation plan design is brought to life through understanding each compensation element and the impact of the individual's and the team's performance as outlined below:

Each compensation component, relative to peer group and general industry data, supports our philosophy of rewarding differentiated performance by emphasizing each executive's variable pay elements.

- Base Salary, though lower than peer base compensation, is designed in alignment with the philosophy of focusing on performance-dependent variable pay.

- The annual Short-term Cash Compensation Plan provides for enhanced payouts for performance above plan up to a maximum of 200% of target compensation at 115% of plan and incorporates a threshold payout of 50% of target compensation at 75% of plan.

- The annual Long-term Incentive Compensation Plan is designed to drive the executive's focus on long-term profitability through both organic and inorganic growth over the three-year award performance period. This equity plan is also designed to motivate leadership to perform above plan with a maximum payout of 200% of target compensation at 120% of plan and a threshold payout of 50% of target compensation at 80% of plan.

COMPENSATION ELEMENT	PERCENTILE POSITIONING VS. PEER PROXY AND GENERAL INDUSTRY DATA
Base Salary	25th - 50th
Short-Term Incentive	50th - 75th
Total Target Cash	50th - 75th
Long-Term Incentive	25th - 50th
Total Target Compensation	50th - 75th

OUR FOCUS ON VARIABLE PAY TO MOTIVATE PERFORMANCE, A KEY COMPONENT OF OUR COMPENSATION PLAN OVER THE PAST DECADE, HAS PROVEN SUCCESSFUL IN ALIGNING OUR TEAM'S COMPENSATION TO SHAREHOLDER RETURNS.

KEY COMPENSATION ACTIONS TAKEN IN FISCAL 2022

- Adjusted compensation for our Named Executive Officers ("NEOs") to align with changes in responsibility, the Company's financial performance in 2022, year-over-year revenue growth, and size-scoping of our peer group and general industry data.

- Continued to utilize external consultant, Willis Towers Watson, for data and consultation as requested by the Compensation Committee.

For the compensation of our NEOs, please refer to the Compensation Discussion and Analysis ("CD&A").



CORPORATE GOVERNANCE HIGHLIGHTS

In addition to executive compensation practices that strongly link pay and performance, the Board believes that fundamental corporate governance is critical to ensuring the Company is managed for the long-term benefit of our shareholders. Patrick's Code of Ethics and Business Conduct for directors, officers and employees and its Corporate Governance Guidelines help to ensure that we "do business right." For more information about our governance policies and Board of Directors, see Proposal 1 beginning on page 7.

BOARD RISK OVERSIGHT

The Board has delegated its risk oversight responsibilities to the Audit Committee, as described under the heading "Audit Committee" on page 15. In accordance with the Audit Committee's Charter, each of our senior financial and accounting officers reports directly to the Audit Committee regarding material risks to our business, among other matters, and the Audit Committee meets in executive sessions with the senior financial and accounting officers, and with representatives of our independent registered public accounting firm. The Audit Committee Chairman reports to the full Board regarding material risks as deemed appropriate. In addition, the Compensation Committee annually considers the extent to which the risks arising from the compensation policies and practices of the Company are reasonably likely to have a material adverse effect on the Company as a whole.

BOARD LEADERSHIP AND ACCOUNTABILITY

As of the date of this Proxy Statement, our Board has nine members. Todd Cleveland serves as Chairman of the Board and M. Scott Welch serves as lead independent director. Except for Andy Nemeth, our Chief Executive Officer, no director is an employee.

- Directors are elected for a one-year term
- Board had 12 meetings in 2022
- Each director attended at least 75% of the Board and the Board Committees Meetings in 2022
- All directors attended the 2022 Annual Meeting of Shareholders which was held on May 12, 2022
- We expect all Board Members to attend the Annual Meetings of Shareholders, but from time to time, other commitments may prevent all directors from attending each meeting

DIRECTOR INDEPENDENCE

Seven of the nine members of the Board (as of the date of this Proxy) have been designated by the Board as independent directors. The Board determines whether a director is independent by following the guidelines of the NASDAQ Stock Market and the SEC rules and regulation. The Board has determined that the independent directors in 2022 were Joseph M. Cerulli, John A. Forbes, Michael A. Kitson, Pamela R. Klyn, Derrick B. Mayes, Denis G. Suggs and M. Scott Welch.

CONSIDERATION OF DIRECTOR CANDIDATES

- The Corporate Governance and Nominations Committee will consider Board nominees recommended by shareholders, which can be sent to the address provided on page 6.

- To nominate a candidate for director, under our By-laws, a shareholder must provide to the Secretary of the Company:
    > Timely notice of the nomination (not less than 20 days or more than 50 days prior to the next Annual Meeting of Shareholders)
    > Written notice of nominee
    > Nominee's name, age, business address, residential address, principal occupation, and number of shares of the Company owned
    > Nominee's consent to be elected and serve
    > Documents required under federal securities laws
    > Candidate's other board memberships (if any)

COMMUNICATION WITH OUR SHAREHOLDERS AND ENSURING DOCUMENT ACCESSIBILITY

You can find our charters, Board Diversity Policy, Code of Ethics and Business Conduct, Corporate Governance Guidelines, and other documents on our website at www.patrickind.com, under "For Investors-Governance" or by writing to:

Patrick Industries, Inc.
Attn: Joel D. Duthie, EVP - Chief Legal Officer and Secretary
107 West Franklin Street
Elkhart, Indiana 46515-0638

Shareholders can reach out directly to our full Board or a Board member by writing to the below address. Communications intended for independent directors should be directed to the Chairman of the Corporate Governance and Nominations Committee.

DIRECTOR QUALIFICATIONS AND DIVERSITY

The Corporate Governance and Nominations Committee follows a diversity policy that requires the committee to consider diversity criteria - including race, ethnicity and gender - when identifying candidates for membership. The Committee will consider a candidate's qualifications and background, including responsibility for operating a public company or a division of a public company, international business experience, a candidate's technical and financial background or professional qualification, diversity of background and personal experience, and any other public company boards on which the candidate is a director. The Committee will also consider whether the candidate would be "independent" for purposes of the NASDAQ Stock Market and the SEC rules and regulations. The Committee may, from time to time, engage the services of a professional search firm to identify and evaluate potential nominees.

BOARD DIVERSITY MATRIX (AS OF MARCH 31, 2023)

GENDER	FEMALE	MALE	NON-BINARY	DID NOT DISCLOSE GENDER
Directors	1	8	0	0
NUMBER OF DIRECTORS WHO IDENTIFY IN ANY OF THE CATEGORIES BELOW	1	8	0	0
African American or Black	0	2	0	0
Alaskan Native or Native American	0	0	0	0
Asian (other than South Asian)	0	0	0	0
South Asian	0	0	0	0
Hispanic or Latino	0	0	0	0
Native Hawaiian or Pacific Islander	0	0	0	0
White	1	6	0	0
Two or More Races or Ethnicities	0	0	0	0
LGBTQ+	0	0	0	0
Persons with Disabilities	0	0	0	0

PATRICK

PROPOSAL 1

ELECTION OF DIRECTORS

There are nine nominees for election to the Board, all of which are current members of our Board. The individuals elected as directors at the 2023 Annual Meeting will be elected to hold office until the 2024 Annual Meeting or until their successors are duly elected and qualified.

It is intended that the proxies will be voted for the nominees listed below, unless otherwise indicated on the proxy form. It is expected that these nominees will serve, but, if for any unforeseen cause any such nominee should decline or be unable to serve as a director, the proxies will be voted to fill any vacancy so arising in accordance with the discretionary authority of the persons named in the proxies. The Board does not anticipate that any nominee will be unable or unwilling to serve.



THE BOARD OF DIRECTORS RECOMMENDS SHAREHOLDERS VOTE **FOR** THE ELECTION OF THE NOMINEES TO THE BOARD OF DIRECTORS.

2022 BOARD COMPOSITION AND GOVERNANCE HIGHLIGHTS			
Size of Board	9	Annual Election of All Directors	✓
Average Age (in years) of Directors	58	Diverse Board Committee Chairs	✓
Number of Independent Directors	7/9	Independent Directors Meet without Non-independent Directors Present	✓
Directors that are Gender or Racially/ Ethnically Diverse	33%	Board Orientation and Continuing Education	✓
Directors With Audit Committee Expertise	67%	Board-level Oversight of Environmental, Social & Governance (ESG) Matters	✓
Average Tenure (in years) on Board	9.9	Annual Review of Committee Charters, Code of Ethics & Governance Guidelines	✓
Separate Chairman and CEO positions	✓	Succession Planning	✓
Lead Independent Director	✓	Sustainability Reporting Framework: SASB	✓

BOARD EXPERTISE & EXPERIENCE

56%
INDUSTRY EXPERTISE

78%
MANUFACTURING/ NEW PRODUCT DEVELOPMENT

78%
BANKING/FINANCE RELATIONS

78%
OPERATIONS/ RISK MANAGEMENT

78%
ACQUISITIONS

100%
STRATEGIC PLANNING

89%
SALES/MARKETING



"Our strategic diversification efforts have yielded significant results over the past year, strengthening our ability to remain a trusted partner to our customers in a dynamic and ever-changing market. This transformational year has allowed us to build a more resilient business, and we are excited about the positive contributions that lie ahead as we continue to meet and exceed our customers' evolving needs.

— ANDY NEMETH, CEO

NOMINEES FOR ELECTION



THE BOARD OF DIRECTORS
UNANIMOUSLY RECOMMENDS A VOTE
FOR THE NOMINATED DIRECTORS



JOSEPH M. CERULLI

Age 63
Director Since 2008
Committees Corporate Governance and Nominations (Chair)

BIOGRAPHY
Joseph M. Cerulli, age 63, has been employed by Tontine Associates, LLC, an investment management firm (together with its affiliates, "Tontine"), since January 2007.

QUALIFICATIONS
Mr. Cerulli has particular knowledge of our Company and the industries in which we operate based on Tontine's prior long-standing investment in the Company. Mr. Cerulli possesses extensive knowledge with respect to business operations, strategic planning, financial and investment matters, including investment banking, capital markets, and mergers and acquisitions strategy.



TODD M. CLEVELAND

Age 55
Director Since 2008
Committees None

BIOGRAPHY
Todd M. Cleveland, age 55, has been our Chairman of the Board since January 1, 2023 and Executive Chairman of the Board from January 2020 to December 31, 2022. Prior to that time, Mr. Cleveland was Chairman of the Board from May 2018 to December 2019 and our Chief Executive Officer from February 2009 to December 2019. Mr. Cleveland was President of the Company from May 2008 to December 2015 and Chief Operating Officer of the Company from May 2008 to March 2013. Mr. Cleveland has served as a director of IES Holdings, Inc. ("IES") from 2017 to present, and he has been the chairman of IES's Human Resources and Compensation Committee since February 2019 and a member of IES's Audit Committee since February 2021.

QUALIFICATIONS
Mr. Cleveland has over 32 years of RV, marine, manufactured housing, and industrial experience in various operating capacities. He also has extensive knowledge of our Company and the industries to which we sell our products. Mr. Cleveland's experience includes management development and leadership, acquisitions, strategic planning, finance and capital allocation, and the manufacturing and sales of our products.

OTHER PUBLIC BOARD DIRECTORSHIPS
IES Holdings, Inc.



JOHN A. FORBES

Age 63
Director Since 2011
Committees Audit • Compensation • Corporate Governance and Nominations

BIOGRAPHY
John A. Forbes, age 63, has been a partner with Outcomes LLC and Full Sails LLC, two firms engaged in new product development and strategic business consulting, since June 2017. In addition, Mr. Forbes served as the interim Chief Financial Officer ("CFO") of the Company from June 2020 to November 2020. Previously, Mr. Forbes was the President of Utilimaster, a business unit of Shyft Group (formerly known as Spartan Motors USA, Inc.), from July 2010 to June 2017. Prior to that time, he was the CFO of Utilimaster from May 2009 to July 2010, the CFO of Nautic Global Group LLC from 2007 to 2009 and the CFO of Adorn, LLC from 2003 to 2007. Mr. Forbes has served as a director of Chase Packaging Corporation since March 2019.

QUALIFICATIONS
Mr. Forbes has over 36 years of experience in serving various manufacturing industries, having held senior financial leadership roles. Mr. Forbes also has extensive experience with operations and talent management, acquisitions, strategic planning, risk management and banking relations. He has been determined by our Board to be an "audit committee financial expert" under the rules and regulations of the Securities and Exchange Commission (the "SEC").

OTHER PUBLIC BOARD DIRECTORSHIPS
Chase Packaging Corporation



MICHAEL A. KITSON

Age 64
Director Since 2013
Committees Audit (Chair) • Compensation • Corporate Governance and Nominations

BIOGRAPHY
Michael A. Kitson, age 64, served as a fractional Chief Financial Officer ("CFO") at Ascent CFO Solutions, a provider of outsourced financial and accounting services, from May 2022 to March 2023. Prior to that time, Mr. Kitson served as the CFO of oVertone Haircare, Inc. from July 2018 through January 2022. Previously, Mr. Kitson was a principal with AVL Growth Partners, a firm that provides chief financial officer and other financial advisory services, from March 2017 to July 2018. Prior to that, Mr. Kitson was the CFO of MikaTek, Ltd. from January 2016 to July 2016, the Chief Executive Officer ("CEO") of SharpShooter Imaging from March 2015 to January 2016, the CEO of Nautic Global Group ("Nautic") from March 2011 to October 2013, and the CFO of Nautic from August 2010 to March 2011.

QUALIFICATIONS
Mr. Kitson has over 36 years of experience in serving various manufacturing industries in senior financial leadership roles. Mr. Kitson also has extensive experience with corporate and operations management, finance and capital allocation, strategic planning and risk management. He has been determined by our Board to be an "audit committee financial expert" under the SEC's rules and regulations.



PAMELA R. KLYN

Age 52
Director Since 2019
Committees Audit • Compensation • Corporate Governance and Nominations

BIOGRAPHY
Pamela R. Klyn, age 52, has been the Senior Vice President of Corporate Relations and Sustainability at Whirlpool Corporation, the world's leading major home appliance company, since January 2022. Prior to that time, Ms. Klyn was a Senior Vice President in the Global Product Organization at Whirlpool Corporation from 2018 to 2021, and has held various leadership positions in marketing and engineering with Whirlpool Corporation since 1993.

QUALIFICATIONS
Ms. Klyn has over 29 years of experience in the home appliance industry and has extensive experience in marketing, engineering, strategic planning, new product development, and sustainability practices.



DERRICK B. MAYES

Age 49
Director Since 2019
Committees Audit • Compensation • Corporate Governance and Nominations

BIOGRAPHY
Derrick B. Mayes, age 49, has been a Managing Partner of Bonaventure Equity, LLC since 2022. Prior to that time, Mr. Mayes was a Managing Partner of Play Like a Champion Capital, LLC from 2020 to 2022, and Vice President of WME/IMG, a strategic advisory firm to the sports and entertainment industry, from 2015 to 2021. Previously, he was the Chief Executive Officer of Executive Action Sports & Entertainment, serving as a strategic adviser to high profile individuals, groups and organizations in the sports and entertainment industry, from 2007 to 2015.

QUALIFICATIONS
Mr. Mayes has over 22 years of experience in strategic planning, acquisitions, and executive leadership, with extensive experience in the digital communications space, and has been a leadership and diversity speaker to numerous public companies and private organizations, particularly in the sports and entertainment markets.



ANDY L. NEMETH

Age 54
Director Since 2006
Committees None

BIOGRAPHY
Andy L. Nemeth, age 54, has been the Company's Chief Executive Officer since January 2020. Prior to that time, Mr. Nemeth was the President from January 2016 to July 2021, Executive Vice President of Finance and Chief Financial Officer from May 2004 to December 2015, and Secretary-Treasurer from 2002 to 2015. He was also the Vice President of Finance and Chief Financial Officer from 2003 to 2004.

QUALIFICATIONS
Mr. Nemeth has over 31 years of RV, marine, manufactured housing, and industrial experience in various financial and management capacities. Mr. Nemeth also has particular knowledge of our Company and the industries to which we sell our products and has extensive experience with corporate management, development and leadership, acquisitions, strategic planning, risk management, capital allocation, and banking and finance relations.



DENIS G. SUGGS

Age 57
Director Since 2019
Committees Compensation (Chair) • Audit • Corporate Governance and Nominations

BIOGRAPHY
Denis G. Suggs, age 57, has been the Chief Executive Officer of LCP Transportation, LLC, a non-emergency medical transportation company, since February 2020. Prior to that time, Mr. Suggs was the President and Chief Executive Officer of Strategic Materials Corp. from March 2014 to January 2020 and also served as Chairman from 2017 to 2020. In addition, Mr. Suggs was the Global Executive Vice President of Belden, Inc. from 2009 to 2013 and the President of the Americas Division / Vice President of Belden, Inc. from 2007 to 2009. Mr. Suggs has served as a director of Smith & Wesson Brands, Inc. from May 2021 to present.

QUALIFICATIONS
Mr. Suggs has over 24 years of experience in leading complex global businesses, having also held senior financial executive leadership roles with Danaher Corporation and Public Storage Corporation. Mr. Suggs also has extensive experience with corporate and operations management, strategic planning, mergers and acquisitions and risk management. Mr. Suggs served as a director of the Education Corporation of America from 2015 to 2018 and of Strategic Materials, Inc. and the Glass Packaging Institute from 2014 to 2020. He has been determined by our Board to be an "audit committee financial expert" under the SEC's rules and regulations.

OTHER PUBLIC BOARD DIRECTORSHIPS
Smith & Wesson Brands, Inc.



M. SCOTT WELCH

Age 63
Director Since 2015
Lead Independent Director Since 2018
Committees Audit • Compensation • Corporate Governance and Nominations

BIOGRAPHY

M. Scott Welch, age 63, has been the President and Chief Executive Officer of Welch Packaging Group, a large independently owned corrugated packaging company, since 1985. Prior to establishing Welch Packaging Group, he worked at Northern Box, Performance Packaging and Elkhart Container. Mr. Welch has served as a director of Lakeland Financial Corporation ("Lakeland") from 1998 to present, and he has been the lead independent director from 2012 to 2019 and a member of Lakeland's compensation committee since 2012. He has also served as a trustee of DePauw University since 2005.

QUALIFICATIONS

Mr. Welch has over 41 years of experience in the packaging industry and has extensive experience in sales, marketing, acquisitions, organizational development, strategic planning, and finance and capital allocation. He has been determined by our Board to be an "audit committee financial expert" under the SEC's rules and regulations.

OTHER PUBLIC BOARD DIRECTORSHIPS

Lakeland Financial Corporation



VOTE

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE **FOR** EACH OF THE NOMINATED DIRECTORS.

2022 NON-EMPLOYEE DIRECTOR COMPENSATION

	07/01/22-12/31/22	01/01/22-06/30/22
Annual Retainer	$ 90,000	$ 90,000
Committee Chairpersons Annual Retainer:		
Audit	20,000	20,000
Compensation	15,000	10,000
Corporate Governance and Nominations	10,000	10,000
Lead Independent Director Annual Retainer	25,000	25,000
Annual Restricted Stock Grant [1]	125,000	125,000

(1) *Non-employee directors receive an annual restricted stock grant in May of each year, which vests upon such director's continued service as a Board member for one year from the grant date or earlier upon certain events. In addition, non-employee directors receive cash dividends on their restricted common stock holdings. The Company does not have stock ownership guidelines for its directors.*

In addition to the compensation described above, the Company reimburses the non-employee directors' expenses, including travel, accommodations and meals, for attending Board and Board Committee meetings, our Annual Meeting of Shareholders and any other activities related to our business. Employee directors receive no compensation as such.

The compensation paid by the Company to the directors for 2022, other than Messrs. Cleveland and Nemeth, is set forth in the table below. Information on compensation for Messrs. Cleveland and Nemeth is set forth in the "Executive Compensation" section.

NAME	FEES EARNED OR PAID IN CASH [1]	STOCK AWARDS [2]	OTHER COMPENSATION [3]	TOTAL
Joseph M. Cerulli	$100,000	$125,008	$2,581	$227,589
John A. Forbes	90,000	125,008	2,581	217,589
Michael A. Kitson	110,000	125,008	2,581	237,589
Pamela R. Klyn	90,000	125,008	2,581	217,589
Derrick B. Mayes	90,000	125,008	2,581	217,589
Denis G. Suggs	97,500	125,008	2,581	225,089
M. Scott Welch	120,000	125,008	2,581	247,589

(1) *Fees consist of an annual cash retainer for the Board, lead independent director, and committee chairperson's service.*

(2) *Amounts shown do not represent compensation actually received. Such amounts reflect the aggregate grant date fair value of 1,917 shares of restricted stock granted to each non-employee director, at a closing stock price of $65.21 on May 12, 2022.*

(3) *Amounts shown represent cash dividends paid by the Company in 2022 on unvested shares held by the non-employee directors.*

 ## AUDIT COMMITTEE

The Board has an Audit Committee for which Michael A. Kitson serves as the Chairman. The Audit Committee met 13 times in 2022. These meetings included conference calls with management to review quarterly earnings releases and SEC filings prior to their issuance.

The Audit Committee has a charter, which sets forth the responsibilities of the Audit Committee, which include:

- Oversight responsibilities related to potential material risks to the business, including, but not limited to, credit, liquidity, IT security, and operational risks;

- Recommending to the Board the independent auditors to be engaged by the Company for the purpose of conducting the annual audit of our financial statements;

- Discussing with the independent auditors the scope of their examination;

- Reviewing our financial statements and the independent auditors' report thereon with our personnel and the independent auditors;

- Inviting the recommendations of the independent auditors regarding internal controls and other matters; and

- Approving all non-audit services provided by the independent auditors and reviewing these engagements on a per occurrence basis.

The Board has determined that each of the current members of the Audit Committee is independent, as defined in the NASDAQ listing standards and relevant SEC rules. In addition, as of the date of this proxy, the Board has determined that four of these members also meet both the qualifications required to be an audit committee financial expert and the financial sophistication requirements contained in the NASDAQ listing standards (Messrs. Forbes, Kitson, Suggs and Welch).

FOR A MORE DETAILED LIST OF THE ROLES AND RESPONSIBILITIES OF THE AUDIT COMMITTEE, PLEASE SEE THE AUDIT COMMITTEE CHARTER LOCATED IN THE "FOR INVESTORS – GOVERNANCE – GOVERNANCE DOCUMENTS" SECTION OF OUR WEBSITE AT WWW.PATRICKIND.COM.

 ## COMPENSATION COMMITTEE

The Board has a Compensation Committee for which M. Scott Welch served as the Chairman from January 1 to June 30, 2022. Denis G. Suggs was appointed as the Chairman of the Compensation Committee effective July 1, 2022. The Compensation Committee met four times in 2022.

The Compensation Committee has a charter, which sets forth the responsibilities of the Compensation Committee, which include:

- Reviewing and recommending to the independent members of the Board the overall compensation programs for the officers of the Company;

- Oversight authority to attract, develop, promote and retain qualified senior executive management; and

- Oversight authority for the stock-based compensation programs.

In its oversight of executive officer compensation, the Compensation Committee seeks assistance from our management and our independent compensation consultant, Willis Towers Watson, as further described below under the heading "Compensation Discussion and Analysis." Willis Towers Watson's fees are approved by the Compensation Committee. Willis Towers Watson provides the Compensation Committee with data about the compensation paid by our peer group and industry benchmark groups, updates the Compensation Committee on new developments in areas that fall within the Compensation Committee's scope and is available to advise the Compensation Committee regarding all of its responsibilities, including best practices and market trends in executive compensation. Our Compensation Committee has assessed the independence of Willis Towers Watson pursuant to SEC and NASDAQ listing rules and determined that Willis Towers Watson is independent in accordance with SEC and NASDAQ rules and its work did not give rise to any conflicts of interest.

The Board has determined each of the current members of the Compensation Committee is independent as defined in the NASDAQ listing standards and our Corporate Governance Guidelines.

COMPENSATION COMMITTEE INTERLOCKS AND DIRECTOR PARTICIPATION

During 2022, no executive officer served on the board or compensation committee of any other corporation with respect to which any member of the Compensation Committee was engaged as an executive officer. No member of the Compensation Committee was an officer or employee of the Company during 2022.

FOR A MORE DETAILED LIST OF THE ROLES AND RESPONSIBILITIES OF THE COMPENSATION COMMITTEE, PLEASE SEE THE COMPENSATION COMMITTEE CHARTER LOCATED IN THE "FOR INVESTORS – GOVERNANCE – GOVERNANCE DOCUMENTS" SECTION OF OUR WEBSITE AT WWW.PATRICKIND.COM.

 ## CORPORATE GOVERNANCE AND NOMINATIONS COMMITTEE

The Board has a Corporate Governance and Nominations Committee for which Joseph M. Cerulli serves as the Chairman. The Corporate Governance and Nominations Committee met five times in 2022.

The Corporate Governance and Nominations Committee has a charter, which sets forth the responsibilities of the Corporate Governance and Nominations Committee, which include:

- Assisting the Board in identifying, screening and recommending qualified candidates to serve as directors;

- Recommending nominees to the Board to fill new positions or vacancies as they occur;

- Reviewing and recommending to the Board the compensation of directors;

- Recommending to the Board nominees for election by shareholders at the Annual Meeting;

- Reviewing and monitoring corporate governance compliance as well as recommending appropriate changes;

- Reviewing the succession planning for our senior executive officers;

- Providing overall oversight of our ESG policies and initiatives and working with management to identify and define relevant ESG topics and programs; and

- Conducting an annual assessment of the Board's performance.

The Board has determined that each of the current members of the Corporate Governance and Nominations Committee is independent as defined in the listing standards of the NASDAQ Stock Market and our Corporate Governance Guidelines.

DELINQUENT SECTION 16(A) REPORTS

Section 16(a) of the Securities Exchange Act of 1934 requires that certain of our officers, directors and 10% shareholders file with the SEC an initial statement of beneficial ownership and certain statements of changes in beneficial ownership of our common stock. Based solely on our review of such forms and written representation from the directors and officers that no other reports were required, we are unaware of any instances of noncompliance or late compliance with such filings during the fiscal year ended December 31, 2022, except with respect to the late filing of one Form 4 on November 8, 2022 for M. Scott Welch, the lead independent director, with respect to a transaction that occurred on November 3, 2022, and with respect to the late filing of one Form 3 on June 24, 2022 for Stacey Amundson, Executive Vice President of Human Resources and Chief Human Resources officer, with respect to a transaction that occurred on May 12, 2022.

FOR A MORE DETAILED LIST OF THE ROLES AND RESPONSIBILITIES OF THE CORPORATE GOVERNANCE AND NOMINATIONS COMMITTEE, PLEASE SEE THE CORPORATE GOVERNANCE AND NOMINATIONS COMMITTEE CHARTER LOCATED IN THE "FOR INVESTORS – GOVERNANCE – GOVERNANCE DOCUMENTS" SECTION OF OUR WEBSITE AT WWW.PATRICKIND.COM.



PROPOSAL 2

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates (collectively, "Deloitte") as our independent registered public accounting firm for the fiscal year ending December 31, 2023. Deloitte has been the Company's independent registered public accounting firm since June 2019. The Board and the Audit Committee recommend that shareholders ratify the appointment of Deloitte as our independent registered public accounting firm for our fiscal year 2023. Although we are not required to do so, we believe that it is appropriate to request that shareholders ratify this appointment. If shareholders do not ratify the appointment, the Audit Committee will investigate the reasons for the shareholders' rejection and reconsider the appointment. Representatives of Deloitte will be present at the Annual Meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to any shareholder questions that may arise.

Unless otherwise instructed, the proxy holders will vote the proxies received by them "FOR" approval of the ratification of the appointment of Deloitte. The ratification of the appointment will be approved by our shareholders if, at the Annual Meeting, a quorum is present and the vote of a majority of the votes cast are voted in favor of the proposal.

Although we are not required to do so, we believe that it is appropriate to request that shareholders ratify this appointment. If shareholders do not ratify the appointment, the Audit Committee will investigate the reasons for the shareholders' rejection and reconsider the appointment.



THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE **FOR** APPROVAL OF THE RATIFICATION OF THE APPOINTMENT OF DELOITTE AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2023.

INDEPENDENT PUBLIC ACCOUNTANTS

AUDIT FEES

The following table presents fees and out-of-pocket expenses for professional audit services rendered by Deloitte during the fiscal years ended December 31, 2022 and 2021:

As noted above in Proposal 2, the Audit Committee has appointed Deloitte as our independent registered public accounting firm for the fiscal year ending December 31, 2023.

	2022	2021
Audit Fees [1]	$2,674,300	$1,867,000
Audit Related Fees [2]	298,300	290,200
Tax Fees [3]	362,800	320,100
Other Fees [4]	1,900	275,000
Total Fees	$3,337,300	$2,752,300

[1] Audit fees consist of fees for professional services rendered for the annual audit of the Company's financial statements, the reviews of the financial statements included in the Company's quarterly reports, and other services normally provided by the independent auditor in connection with statutory and regulatory filings or engagements.

[2] Audit related fees consist of fees related to due diligence services.

[3] Tax fees include fees related to tax compliance and consulting services.

[4] Other fees for 2022 consist of an annual subscription for an online accounting research tool licensed from Deloitte. Other fees for 2021 consist of consulting service for advice on the Company's finance transformation strategy project.

The Audit Committee has advised us that it has determined that the non-audit services rendered by our independent auditors during our most recent fiscal year are compatible with maintaining the independence of such auditors.

The Audit Committee has adopted a Preapproval Policy for Audit and Non-Audit Services pursuant to which it preapproves all audit and non-audit services provided by the independent auditors prior to each particular engagement.

The Audit Committee has delegated authority to its Chairman to approve certain proposed services other than the annual audit, tax and quarterly review services, and the Chairman must report any approvals to the balance of the Committee at the next scheduled meeting.



AUDIT COMMITTEE REPORT

The following report of the Audit Committee does not constitute soliciting material and shall not be deemed incorporated by reference by any general statement incorporating by reference the proxy statement into any filing by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, except to the extent that we specifically incorporate this information by reference, and shall not otherwise be deemed filed under such acts.

The responsibilities of the Audit Committee, which are set forth in the Audit Committee Charter adopted by the Board, include providing oversight of our financial reporting process through periodic meetings with our independent auditors, principal accounting officer and management to review accounting, auditing, internal controls and financial reporting matters.

The Audit Committee has met and held discussions with management and Deloitte with respect to the 2022 audited financial statements. The Audit Committee reviewed and discussed with Deloitte the consolidated financial statements, and Deloitte's evaluation of the Company's internal controls over financial reporting.
The Audit Committee also discussed with Deloitte the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC, and other professional standards and regulatory requirements currently in effect.

We have received from Deloitte a letter providing the disclosures required by the applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte's communications with the Audit Committee concerning independence with respect to any relationships between us and Deloitte that in their professional judgment may reasonably be thought to bear on independence. Deloitte has discussed its independence with

us, and has confirmed in such letter that, in its professional judgment, it is independent from us within the meaning of the federal securities laws. The Audit Committee concluded that non-audit services provided by Deloitte during the year ended December 31, 2022 were compatible with Deloitte's independence.

Based on the review and discussions described above, with respect to our audited financial statements included in our 2022 Annual Report to Shareholders, we have recommended to the Board of Directors that such financial statements be included in our Annual Report on Form 10-K for filing with the SEC.

As specified in the Audit Committee Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that our financial statements are complete and accurate and in accordance with generally accepted accounting principles. That is the responsibility of management and our independent auditors. In giving our recommendation to the Board of Directors, we have relied on (i) management's representation that such financial statements have been prepared with integrity and objectivity and in conformity with generally accepted accounting principles and (ii) the report of our independent auditors with respect to such financial statements. This report was adopted by the Audit Committee on February 24, 2023.

The Audit Committee

Michael A. Kitson (Chairman)
John A. Forbes
Pamela R. Klyn
Derrick B. Mayes
Denis G. Suggs
M. Scott Welch

PROPOSAL 3

ADVISORY VOTE ON
EXECUTIVE COMPENSATION FOR FISCAL 2022

Our executive compensation policy is designed to enable the Company to attract, motivate and retain highly-qualified senior executives by providing a competitive compensation opportunity based on performance. Our intent is to provide fair and equitable compensation in a way that rewards executives for achieving specified financial and non-financial performance goals. Our performance-related awards are structured to link a substantial portion of our executives' total potential compensation to the Company's performance on both a short-term and long-term basis, to recognize individual contributions, and to align executive and shareholder interests.

We are requesting shareholder approval of the compensation of our named executive officers for fiscal 2022 as disclosed in this Proxy Statement, including the disclosures under "Executive Compensation— Compensation Discussion and Analysis," compensation tables and the related information and discussion.

Please note that the vote is advisory and therefore not binding on the Company, or the Compensation Committee or the Board. However, we value the opinions of our shareholders, and we will carefully consider the outcome of the advisory vote on executive compensation when making future compensation decisions.

The affirmative vote of a majority of the votes cast is required for advisory approval of the foregoing non-binding resolution. See "Voting Q&A" on pages 58 to 60.



FOR THE REASONS STATED, THE BOARD OF DIRECTORS RECOMMENDS A VOTE **FOR** THE FOLLOWING NON-BINDING RESOLUTION:

"RESOLVED, that the compensation paid to the Company's named executive officers for fiscal year 2022, as disclosed in this Proxy Statement pursuant to the compensation disclosure rules of the SEC, including the Compensation Discussion and Analysis, compensation tables and related information and discussion, is hereby APPROVED."





EXECUTIVE COMPENSATION

The following Compensation Discussion and Analysis ("CD&A") should be read in conjunction with the executive compensation tables and corresponding footnotes that follow. The discussion focuses on the compensation program approved by the Board for the 2022 fiscal year for the Named Executive Officers ("NEOs").

NAMED EXECUTIVE OFFICERS

Todd M. Cleveland, Andy L. Nemeth, Jeffrey M. Rodino, Kip B. Ellis and Jacob R. Petkovich, who are the NEOs for fiscal 2022, are shown below along with a brief biography. Effective January 1, 2023, Mr. Cleveland assumed the role of Non-Executive Chairman of the Board of the Company.

    

TODD M. CLEVELAND
Chairman of the Board

ANDY L. NEMETH
Chief Executive Officer

JEFFREY M. RODINO
President

KIP B. ELLIS
Executive Vice President of Operations and Chief Operating Officer

JACOB R. PETKOVICH
Executive Vice President of Finance, Chief Financial Officer, and Treasurer

TODD M. CLEVELAND

Todd M. Cleveland was appointed Executive Chairman of the Board of the Company in January 2020, a position which he held through December 31, 2022. Effective January 1, 2023, Mr. Cleveland was appointed Chairman of the Board (a non-executive position). Prior to that time, Mr. Cleveland was Chairman of the Board from May 2018 to December 2019 and Chief Executive Officer from February 2009 to December 2019. Mr. Cleveland was President of the Company from May 2008 to December 2015, and Chief Operating Officer from May 2008 to March 2013. Prior to that time, Mr. Cleveland served as Executive Vice President of Operations and Sales and Chief Operating Officer from August 2007 to May 2008 following the acquisition of Adorn, LLC by the Company in May 2007. Mr. Cleveland has over 32 years of RV, marine, manufactured housing, and industrial experience in various leadership capacities.

ANDY L. NEMETH

Andy L. Nemeth was appointed Chief Executive Officer of the Company in January 2020. Prior to that time, Mr. Nemeth served as President of the Company from January 2016 to July 2021. Mr. Nemeth was the Executive Vice President of Finance and Chief Financial Officer from May 2004 to December 2015, and Secretary-Treasurer from 2002 to 2015. Mr. Nemeth has over 31 years of RV, marine, manufactured housing, and industrial experience in various financial and managerial capacities.

JEFFREY M. RODINO

Jeffrey M. Rodino was appointed President of the Company in July 2021. Prior to that time, Mr. Rodino was Chief Sales Officer from September 2016 to July 2021 and Executive Vice President of Sales from December 2011 to July 2021. Mr. Rodino was Chief Operating Officer of the Company from March 2013 to September 2016, and Vice President of Sales for the Midwest from August 2009 to December 2011. Mr. Rodino has over 29 years of experience in serving the RV, manufactured housing, marine and industrial markets.

JACOB R. PETKOVICH

Jacob R. Petkovich was appointed as Executive Vice President of Finance, Chief Financial Officer, and Treasurer of the Company in November 2020. Prior to joining Patrick, Mr. Petkovich served as Managing Director in the Leveraged Finance Group of Wells Fargo Securities and predecessor Wachovia Securities from 2004 to 2020, performing in various senior leadership roles responsible for leading, underwriting, structuring and arranging financing solutions to support issuers' access to the capital markets for acquisition financings, recapitalizations, refinancings and restructurings.

KIP B. ELLIS

Kip B. Ellis was appointed Executive Vice President of Operations and Chief Operating Officer of the Company in September 2016. He was elected an officer in September 2016. Mr. Ellis joined the Company as Vice President of Market Development in April 2016. Prior to his role at Patrick, Mr. Ellis served as Vice President of Aftermarket Sales for the Dometic Group from 2015 to 2016. Prior to his tenure at Dometic, Mr. Ellis served as Vice President of Global Sales and Marketing from 2007 to 2015 at Atwood Mobile Products. Mr. Ellis has over 26 years of experience serving the RV, manufactured housing, marine and industrial and automotive markets.

COMPENSATION DISCUSSION AND ANALYSIS

We believe our compensation plan, as it relates to the NEOs and other executives, should be aligned with the Company's short-term and long-term organizational strategic agendas and its operating performance and cash flows and ensure appropriate management ownership in the Company. Messrs. Cleveland, Nemeth, Rodino, Ellis and Petkovich comprise our NEOs for fiscal 2022, as such term is used under SEC rules. Our philosophy and objectives are to provide a comprehensive market competitive compensation program designed to attract, retain and motivate the best qualified talent from inside and outside the industry and to align the interests of our senior management team with the interests of our shareholders in both the short-term and long-term. The Company utilizes a "pay-for-differentiated performance" compensation philosophy that establishes base salaries that are generally low relative to its peer group companies while offering the opportunity for greater upside potential by establishing performance-based short-term and long-term incentives that are generally high relative to its peer group companies. Our performance management system links compensation to achieving or exceeding certain objectives based on our short-term and long-term goals. In order to meet these objectives, the Compensation Committee has met numerous times over the past year and has conducted independent benchmark studies and analyses, in conjunction with the utilization of a third-party compensation consultant, to develop a comprehensive performance and rewards compensation strategy as it relates to our NEOs and other executives. See "Plan Components" discussion on page 30.

2022 EXECUTIVE COMPENSATION PLAN: PAY-AT-RISK

The 2022 Executive Compensation Plan for the NEOs was designed to compensate and reward the plan participants with "pay-for-differentiated performance." The executive compensation is designed for each component to incrementally reward the NEO as performance against established key financial metrics is achieved. This plan design places a high degree of emphasis and reward based on variable compensation or "pay-at-risk." Each element of compensation is outlined below to demonstrate the philosophy and architecture of the plan design.

BASE PAY (SALARY)

To implement our variable pay-at-risk philosophy in 2022, we intentionally set the NEOs' base salaries lower than market-based salaries. The Company increased the base pay of each NEO in 2022, with the exception of Mr. Cleveland. Base compensation was adjusted in alignment with the Company's and NEO's scope and to assure a competitive position with the market for total target direct compensation.

The CEO and each of the other NEOs' base compensation for 2022 was aligned to the 25th to 50th percentile range of their respective established peer group and general industry data.

EXECUTIVE	2022 BASE PAY	FIXED OR VARIABLE PAY
CEO	$850,000	Fixed Pay
All Other NEOs Combined [(1)]	2,175,000	Fixed Pay

(1) All other NEOs comprised of Messrs. Cleveland, Rodino, Ellis and Petkovich.

NON-EQUITY INCENTIVE PLAN COMPENSATION (SHORT-TERM INCENTIVE PLAN)

The 2022 Short-Term Incentive Plan ("STIP") was designed to reward the CEO and each of the other NEOs for differentiated incremental performance against the net income of the plan year (net of 2022 acquisitions) and individual performance goals of each NEO. The STIP is designed to be 100% variable, performance dependent, pay-at-risk. Assuming target performance, the net income metric performance accounts for 70% of the performance payout and each NEO's personal strategic objectives account for 30% of the performance payout, allowing for differentiation of each individual NEO's contributions to the performance of the Company. STIP compensation may range from 0% to 200% of target.

If an individual's performance rating is below the threshold performance rating, such individual is not eligible for a STIP award regardless of Company performance. If the Company's net income (net of acquisitions) performance is below the threshold Company performance, no individual is eligible for that performance plan year's annual STIP award regardless of individual performance.

The STIP threshold, target, stretch and maximum performance levels for both net income (net of 2022 acquisitions) and personal performance and related payouts, are noted below for reference.

COMPANY PERFORMANCE (70% OF TARGET PERFORMANCE PAYOUT)

NET INCOME PERFORMANCE	PERFORMANCE TO PLAN (%)	PAYOUT (%)
Less Than Threshold	<75	0
Threshold	75	50
Target (Plan)	100	100
Stretch	110	175
Maximum	115	200

NEO INDIVIDUAL PERFORMANCE (30% OF TARGET PERFORMANCE PAYOUT)

PERSONAL PERFORMANCE	PERFORMANCE RATING (0-5 SCALE)	PAYOUT (%)
Less Than Threshold	<2.5	0
Threshold	2.5	50
Target (Plan)	3.5	100
Stretch	4.4	175
Maximum	5.0	200

The STIP target amount for the CEO and each of the other NEOs is designed to align to the 50th to 75th percentile range of established peer group and general industry pay percentiles.

EXECUTIVE	2022 TARGET STIP	FIXED OR VARIABLE PAY
CEO	$1,800,000	Variable Pay
All Other NEOs Combined [1]	4,025,000	Variable Pay

[1] All other NEOs comprised of Messrs. Cleveland, Rodino, Ellis and Petkovich.

LONG-TERM INCENTIVE PLAN COMPENSATION (LONG-TERM INCENTIVE PLAN)

The 2022 Long-Term Incentive Plan ("LTIP") was designed to reward the NEOs for sustained, long-term performance while ensuring incremental reward for differentiated performance against the Company's three-year cumulative earnings before interest, taxes, depreciation and amortization ("EBITDA") plan. The design of the LTIP creates 80% of the target value of the award in the form of performance-dependent variable pay and 20% in the form of retentive, time-based fixed compensation with three-year cliff vesting.

The LTIP threshold, target, stretch and maximum performance levels for three-year cumulative EBITDA and related payouts are noted below for reference.

3-YEAR CUMULATIVE EBITDA	PERFORMANCE TO PLAN (%)	PAYOUT (%)
Less Than Threshold	<80	0
Threshold	80	50
Target (Plan)	100	100
Stretch	110	150
Maximum	120	200

The LTIP target amount for the CEO and each of the other NEOs is designed to align to the 25th to 50th percentile range of peer and general industry pay percentiles. The target value of the LTIP is awarded in Restricted Stock Units ("RSUs"). The table below outlines the target LTIP amount for the CEO and all the other NEOs combined.

EXECUTIVE	2022 TARGET LTIP	VARIABLE PAY (80%)	FIXED PAY (20%)
CEO	$3,000,000	$2,400,000	$600,000
All Other NEOs Combined [1]	3,425,000	2,740,000	685,000

[1] For purposes of this table, all other NEOs comprised of Messrs. Rodino, Ellis and Petkovich; Mr. Cleveland did not participate in the 2022 LTIP.

TOTAL TARGET COMPENSATION FIXED VS. VARIABLE PAY SUMMARY

Upon combining all pay elements of the 2022 Executive Compensation Plan, the percentages of total fixed versus variable pay at target are depicted in the table below.

EXECUTIVE	TOTAL TARGET COMPENSATION	TOTAL TARGET FIXED PAY		TOTAL TARGET VARIABLE PAY	
		$	%	$	%
CEO	$5,650,000	$1,450,000	25.7%	$4,200,000	74.3%
All Other NEOs Combined [1]	9,625,000	2,860,000	29.7%	6,765,000	70.3%

[1] All other NEOs comprised of Messrs. Cleveland, Rodino, Ellis and Petkovich.

PARTICIPANTS AND ROLES

PARTICIPANTS	RESPONSIBILITIES
Compensation Committee	• Reviews and approves, with input from our management team and external advisors, the Company's executive compensation and benefits programs, including the NEOs. • Provides annual and ongoing review, discussion, analysis and recommendations regarding the evaluation of the execution of the performance plan for the NEOs against defined business objectives.
Independent Committee Consultant	• Provides published survey data, peer group proxy data and analysis and consultation to the Compensation Committee on executive and non-employee director compensation. • Establishes and maintains an independent perspective to avoid any conflicts of interests while working directly for the Compensation Committee unless the Committee has preapproved any work to be conducted with management for review by the Committee and approval by the Board.
Chief Executive Officer and Chief Human Resources Officer	• When requested by the Compensation Committee, provide executive compensation and benefit plan input related to the performance management structure and provides support on compensation and benefit program design and implementation, as well as compliance and disclosure requirements. • The CEO evaluates the performance plans of the President, COO and CFO and other executives in accordance with the Board approved plan.

PLAN FACTORS

There are several key factors the Compensation Committee considers when recommending plan-year executive compensation decisions:

• NEOs' roles, position scope, experience, skill set and performance history;
• External market for comparable roles;
• Current and expected business climate; and
• Company's financial position and operating results.



PLAN COMPONENTS

The Compensation Committee utilizes its own judgment in approving the components of compensation, benefits, and plan targets for the NEOs. The Compensation Committee further reviews and approves compensation including base compensation, targets, thresholds, and maximums of short-term and long-term incentive compensation. In addition, the Compensation Committee utilizes a third-party compensation consulting firm, Willis Towers Watson, to provide relevant compensation benchmarks for the NEOs and other key leadership roles as well as plan design review and input. The CEO evaluates the performance plans of the President, COO, CFO and other executive officers with the Compensation Committee. Final determinations regarding our CEO's performance and compensation are made during an executive session of the Compensation Committee and are reported to and reviewed by the Board in an independent directors' session. The Compensation Committee oversees the performance and compensation of the Executive Chairman.

Holders of approximately 85% of the shares voted in the most recent shareholder advisory vote at our Annual Meeting of Shareholders held on May 12, 2022 voted to approve the compensation of the NEOs for fiscal year 2021. The Compensation Committee takes the shareholder advisory voting results, along with any other shareholder input on executive compensation, into consideration as one of several decision points in its executive compensation decision making process for each plan year.

BENCHMARK SOURCES AND FISCAL YEAR 2022 PEER GROUP

In an effort to provide a better aligned peer group for purposes of market comparison of our executive compensation packages based on our general guidelines and as described under "Plan Components," an important factor in establishing the 2022 Executive Compensation Plan is the external market for comparable roles. In addition, based on the data utilized from an index of General Industry companies provided by the Central Data Base Survey of Willis Towers Watson, our independent compensation committee consultant, there were no changes made by the Compensation Committee to the benchmark peer group for the period ended December 31, 2022 (as compared to the 2021 peer group), except for removing Cornerstone Building Brands, Inc. due to the acquisition of the entity. We believe the following companies listed below represent an effective comparator group of similar size and with similar scope of revenue and market capitalization.

- American Woodmark Corporation
- Apogee Enterprises, Inc.
- Brunswick Corporation
- Cavco Industries, Inc.
- EnPro Industries, Inc.

- Hyster-Yale Materials Handling, Inc.
- LCI Industries, Inc.
- Masonite International Corporation
- Modine Manufacturing Company
- Mueller Industries, Inc.

- Polaris Inc.
- Thor Industries, Inc.
- UFP Industries, Inc.
- Wabash National Corporation
- Winnebago Industries, Inc.

2022 ACQUISITIONS










FISCAL YEAR 2022 EXECUTIVE COMPENSATION

COMPENSATION AND BENEFITS COMPONENTS	DESCRIPTION AND PURPOSE
Base Salary	Cash payments reflecting a market competitive position for performance of functional role.
Short-Term Incentives	Lump sum cash payments reflective of approved pay-for-performance plan and the relative achievements of the business and individual performance objectives. In addition, the Board reserves the right at any time to award discretionary bonuses to senior management based on outstanding performance or other factors.
Long-Term Incentives	Stock vehicle grants reflecting approved pay-for-performance plan and the relative long-term achievement of the business performance plans as well as the Company's desire to retain high-performing talent and align the interests of senior management with shareholder interests.
Executive Health and Welfare Benefits	Health and welfare benefits mirror scope of standard plans for all employees.
Voluntary Deferred Compensation Plan	Highly compensated individuals can elect to voluntarily defer all or a portion of their wages in any given year subject to applicable laws and restrictions. Designed to supplement market competitive position and further drive retention of key executives.
Other Compensation	Other compensation includes: Automobile allowance, Company contributions pursuant to the Patrick Industries, Inc. 401(k) Plan and to individual Health Savings Accounts, and health club reimbursement pursuant to the Company's general health and welfare program.
Severance Benefits	Reasonable and customary transition support aligned to market benchmark data.

BASE SALARY

The Compensation Committee reviews and approves the base salaries of the NEOs each year, as well as at the time of promotion, change in job responsibilities or any other change deemed to be a material event. Base salaries are set during the first quarter of each year. The Compensation Committee sets the salary for the CEO and approves the base salaries for the other NEOs and other executive officers based on recommendations by the CEO.

When determining base salary adjustments for its NEOs, the Compensation Committee considers a combination of (i) peer group data, (ii) market data, including industry norms and benchmarking data from companies of similar size and scope and (iii) outstanding Company and individual performance. In general, the Compensation Committee targets the 25th to 50th percentile of the Company's peer group in determining base salaries.

The Board increased the CEO salary in 2022 in reflection of Mr. Nemeth's individual performance and peer comparator group market data alignment. With the exception of Mr. Cleveland, the other NEOs' base salary increases were based on peer group data market alignment and individual performance contributions.

NAME	2021 BASE SALARY	2022 BASE SALARY	% INCREASE/DECREASE
Todd M. Cleveland	$600,000	$600,000	-
Andy L. Nemeth	750,000	850,000	13.3%
Jeffrey M. Rodino [1]	550,000	575,000	4.5%
Kip B. Ellis	475,000	525,000	10.5%
Jacob R. Petkovich	450,000	475,000	5.6%

[1] Mr. Rodino's 2021 base salary includes adjustment made in July 2021 related to his promotion to President of the Company.

NON-EQUITY INCENTIVE PLAN AWARDS

The short-term incentive portion of the 2022 Executive Compensation Plan consists of annual non-equity incentive plan awards, which are reviewed and approved each year and are based on the Company's financial results and the individual's performance against defined objectives. Several key components were considered in the development of the 2022 STIP to align the 2022 STIP with shareholder interest by measuring the Company's financial performance and the individual's performance in support of the Company's short- and long-term strategies. The components are noted on page 27.

The STIP metric components for 2022 are as follows

2022 STIP AWARD COMPONENT ($ in millions)	THRESHOLD PERFORMANCE	TARGET PERFORMANCE	MAXIMUM PERFORMANCE
Company Performance (Net Income) [1]	$196.3	$261.7	$300.9
Individual Rating	2.5	3.5	5.0
Payout as a Percentage of Target Award	50%	100%	200%

[1] All net income targets are net of the contributions of 2022 acquisitions and certain one-time and non-recurring charges and credits.

The Company achieved adjusted fiscal 2022 net income of $318.4 million (net of 2022 acquisitions and non-recurring charges and credits) which equated to 122% of the target Company performance. When combined with the individual performance rating for each NEO, the actual STIP award payouts for 2022 were as follows:

NAME / BENEFIT	2022 BASE SALARY	TARGET AWARD AS % OF BASE SALARY [1]	TARGET STIP AWARD	ACTUAL AWARD AMOUNT AS A % OF TARGET AWARD	ACTUAL 2022 STIP AWARD PAYOUT
Todd M. Cleveland	$600,000	233%	$1,400,000	172%	$2,414,860
Andy L. Nemeth	850,000	212%	1,800,000	187%	3,374,820
Jeffrey M. Rodino	575,000	174%	1,000,000	185%	1,850,000
Kip B. Ellis	525,000	171%	900,000	190%	1,710,090
Jacob R. Petkovich	475,000	153%	725,000	190%	1,377,573

[1] The target award as a percentage of base salary for the NEOs was determined by the Compensation Committee and applied to the base salary in effect as of January 2022. The target award as a percentage of base salary was established for each NEO in 2022 in alignment with the Company's "pay-for-differentiated-performance" philosophy, market competitive positions for earned payout, and further enhancement of the pay-at-risk for each NEO.

While these targets were used in fiscal year 2022, the Compensation Committee reserves the right to modify, cancel, change or reallocate any components of this calculation or criteria at any time.

Each NEO's individual performance rating takes into account four strategic performance objectives in assessing the personal performance of the NEOs named in the Summary Compensation Table for 2022. The four strategic objectives are specific for each NEO and are linked to the Company's strategic plan and that year's organizational strategic agenda and include, among others:

(1) improving the revenue and profitability of business units under the leadership and control of the NEO;

(2) the introduction of new product lines and product line extensions to achieve target revenue growth levels and market share;

(3) the ongoing evaluation of strategic opportunities related to our capital allocation strategy and the execution of those opportunities, as appropriate; and

(4) objectives linked to developing and managing talent consistent with the Company's values and enhancing and developing the leadership capabilities of the Company's future leaders.

Messrs. Rodino, Ellis and Petkovich initially develop their own individual objectives for the plan year which are then reviewed and approved by the CEO. Messrs. Cleveland and Nemeth develop their own objectives for the plan year which are reviewed and approved by the Board.

In assessing the NEOs' individual performance, the Compensation Committee is provided with detailed quantitative and qualitative documentation substantiating individual performance against each individual objective. The Compensation Committee looks to the CEO's performance assessments of the other NEOs (with the exception of Mr. Cleveland) and his recommendations regarding a performance rating for each, as well as input from the non-management Board members. These recommendations may be adjusted by the Compensation Committee prior to finalization. The personal performance assessment of our Executive Chairman and CEO are determined by the Compensation Committee with input from members of the Board.

While the achievement of corporate objectives is quantified with an individual rating, each NEO's relative contribution to those objectives is only one qualitative component against which the individual's performance is assessed by the Compensation Committee. Based upon their individual achievements, as evaluated by the Compensation Committee, and by the CEO for Messrs. Rodino, Ellis and Petkovich, the individual performance rating achieved by each of these four NEOs exceeded the target performance rating of 3.5 set by the Compensation Committee.

LONG-TERM EQUITY INCENTIVE PLAN

We believe long-term incentive compensation represents an important and appropriate motivational tool to achieve certain long-term Company goals and closely align the interests of our management team with those of our shareholders. Our executive officers participate in our long-term incentive plan ("LTIP") as a result of their ability to make a significant contribution to the Company's financial performance, their level of responsibility, their ability to meet performance objectives and their leadership potential and execution.

In 2022, the Compensation Committee adopted a Board approved "pay-for-differentiated-performance" based Long-Term Incentive Plan ("2022 LTIP") for each of the NEOs with the exception of Mr. Cleveland. The 2022 LTIP utilizes a long-term incentive target award, which is established as a percentage of base compensation for each of the NEOs. The target award is comprised of a restricted share award (80% of which is Company performance-contingent and 20% of which is time-based).

In determining the number of shares comprising the restricted share award, the target value of the restricted share component is divided by the stock price per share as established by the Board for the particular plan year, reflecting the trading price range of the common stock preceding the grant date ($77.00 for the 2022 LTIP award). The awarded target shares vest over a three-year time performance period as follows:

• Time-based shares cliff vest at the conclusion of the three-year period from the grant date.

• Performance-contingent shares are earned based on the achievement of three-year cumulative Company EBITDA performance (2022 to 2024) against target from 0% up to a maximum payout of 200% of target.

The 2022 LTIP further reflects the Company's "pay-for-differentiated-performance" philosophy through its upside potential for performance in excess of target levels. For 2022, the target as a percentage of base compensation was increased for all NEOs, with the exception of Mr. Cleveland, in alignment with the Company's "pay-for-differentiated-performance" philosophy, market competitive positions for earned payout and the increased component of the pay-at-risk compensation for each NEO.

The table below shows a sample calculation of 2022 LTIP award components:

BASE SALARY	TARGET AWARD AS A % OF BASE SALARY	TARGET AWARD (1,130 RESTRICTED SHARES @ $77.00 PER SHARE)	RESTRICTED SHARES TARGET AWARD: PERFORMANCE-CONTINGENT (80%) (SHARES @ $77.00 PER SHARE)	RESTRICTED SHARES TARGET AWARD: TIME-BASED (20%) (SHARES @ $77.00 PER SHARE)
$290,000	30%	$87,000	904	226

The restricted share award is divided into (i) restricted shares with time-based vesting ("Time-Based Shares") and (ii) restricted shares with performance-based vesting ("Performance-Contingent Shares"). The Compensation Committee believes that the use of Time-Based Shares and Performance-Contingent Shares aligns the NEOs' focus with the Company's long-term financial performance objectives and ensures a significant retention value of the granted equity is maintained for each NEO.

The threshold, target, stretch and maximum performance metrics for the 2022 LTIP are outlined below:

PLAN COMPONENT	THRESHOLD EBITDA PERFORMANCE [1] PAYOUT AS % OF TARGET	TARGET EBITDA PERFORMANCE [1] PAYOUT AS % OF TARGET	STRETCH EBITDA PERFORMANCE [1] PAYOUT AS % OF TARGET	MAXIMUM EBITDA PERFORMANCE [1] PAYOUT AS % OF TARGET
Time-Based Shares	100%	100%	100%	100%
Performance-Contingent Shares	50%	100%	150%	200%

[1] The Company EBITDA performance is measured as the cumulative EBITDA achieved in 2022, 2023 and 2024.

The target 2022 LTIP award components for the NEOs, as approved by the Board in January 2022, were as follows:

NAME	TOTAL TARGET AWARD AS % OF BASE SALARY	TOTAL TARGET AWARD ($)	TOTAL TARGET AWARD (SHARES)	TARGET TIME-BASED SHARE AWARD (SHARES)	TARGET PERFORMANCE - CONTINGENT SHARE AWARD (SHARES)
Todd M. Cleveland	-	-	-	-	-
Andy L. Nemeth	353%	$3,000,000	38,962	7,792	31,170
Jeffrey M. Rodino	222%	1,275,000	16,559	3,312	13,247
Kip B. Ellis	210%	1,100,000	14,286	2,857	11,429
Jacob R. Petkovich	221%	1,050,000	13,637	2,727	10,910

Individual NEO threshold, target, stretch and maximum payouts in shares for each long-term incentive component of the 2022 LTIP are outlined below:

NAME	THRESHOLD EBITDA PERFORMANCE COMPONENT AWARD (SHARES)	TARGET EBITDA PERFORMANCE COMPONENT AWARD (SHARES)	STRETCH EBITDA PERFORMANCE COMPONENT AWARD (SHARES)	MAXIMUM EBITDA PERFORMANCE COMPONENT AWARD (SHARES)
Time-Based Shares [1][2]				
Todd M. Cleveland	-	-	-	-
Andy L. Nemeth	7,792	7,792	7,792	7,792
Jeffrey M. Rodino	3,312	3,312	3,312	3,312
Kip B. Ellis	2,857	2,857	2,857	2,857
Jacob R. Petkovich	2,727	2,727	2,727	2,727
Performance-Contingent Shares [1]				
Todd M. Cleveland	-	-	-	-
Andy L. Nemeth	15,585	31,170	46,755	62,340
Jeffrey M. Rodino	6,624	13,247	19,871	26,494
Kip B. Ellis	5,715	11,429	17,144	22,858
Jacob R. Petkovich	5,455	10,910	16,365	21,820

[1] Represents the number of shares for the threshold, target, stretch and maximum payouts for the Time-Based Shares and Performance-Contingent Shares for the 2022 LTIP award.

[2] The Time-Based Shares cliff vest at the conclusion of the required three-year service period.



The Company records the estimated compensation expense over the life of the LTIP performance period assuming the stretch payout (150%) and adjusts its estimates on a periodic basis, if required. The NEOs have voting rights with respect to all of the shares as of the date of grant and the shares will be returned to the Company in the event that performance targets or time-based vesting requirements are not achieved. The actual payout under the 2022 LTIP for all the NEOs will be determined at the conclusion of the three-year performance period ending on December 31, 2024 (the third year in the cumulative EBITDA performance measurement period) and payment of the award will be settled in stock. Dividends on unvested shares are held in escrow by the Company and are paid in cash when the shares become fully vested.

See "Potential Payments Upon Termination or Upon a Change of Control" on pages 51 to 53 payable to each of the NEOs upon termination or a change of control.

STOCK OWNERSHIP REQUIREMENT

The NEOs and other executive officers are required to maintain a predefined multiple of base salary in the form of ownership of the Company's common stock based on the Board-established target price for a particular plan year to be achieved over a period of three years. The Company does not have a specific holding/retention period for stock options and stock appreciation rights ("SARS") exercised or for the vesting of stock-based grants. For each of the NEOs employed by the Company as of December 31, 2022, their respective total common stock ownership for the year ended December 31, 2022 exceeded the stock ownership requirement. The following table sets forth information about the required share value of the common stock to be owned by each NEO for the year ended December 31, 2022:

NAME	2022 BASE SALARY	2022 MULTIPLE OF BASE SALARY	REQUIRED TOTAL SHARE VALUE [1]
Todd M. Cleveland	$600,000	4X	$2,400,000
Andy L. Nemeth	850,000	4X	3,400,000
Jeffrey M. Rodino	575,000	2X	1,150,000
Kip B. Ellis	525,000	2X	1,050,000
Jacob R. Petkovich	475,000	2X	950,000

[1] Inclusive of the fair value of stock options, SARS, restricted stock and restricted stock units awarded by the Company and shares purchased by the NEO in the open market. Total share value is calculated based on the NASDAQ Stock Market closing price on December 31, 2022.

HEDGING

The Company does not have a policy that prevents employees (including officers) or directors from engaging in hedging transactions that hedge or offset, or are designed to hedge or offset, any decrease in the market value of the Company's equity securities, and such transactions are generally permitted.

EXECUTIVE COMPENSATION CONSIDERATIONS

Executive Retirement Plan

As part of a long-term compensation program established prior to 2007, the Company maintains a non-qualified executive retirement plan (the "Executive Retirement Plan") for Mr. Nemeth. According to the provisions of the Executive Retirement Plan, Mr. Nemeth is entitled to receive annually 40% of his highest annual base wages earned in the last three years prior to retirement or termination from the Company paid over ten years in 260 consecutive bi-weekly payments. No new employees have been invited to participate in the Executive Retirement Plan since January 1, 2007.

Non-Qualified Excess Plan

The Company maintains a voluntary non-qualified deferred compensation plan (the "NQDC Plan") for its key executives whereby individuals can elect at the beginning of any fiscal year to defer all or a portion of their base wages for that particular year, subject to applicable laws and restrictions. Participants are immediately vested in the plan. There were no contributions made to the NQDC Plan in 2022.

Perquisites

The Company believes in a performance-based compensation and benefits package and, therefore, provides few perquisites to our NEOs. The Company provides a car allowance to our NEOs, other executives, corporate managers and general managers, all of which are included as taxable income.

Benefit Plans

The Company does not maintain separate benefit plans for our NEOs. They participate in the same health and welfare plans as all of our other general employees with the same deductibles and co-pays. The NEOs also participate in the same 401(k) retirement program as all of the other general employees.

EQUITY TRADING RESTRICTIONS

The Company has a policy whereby the mandatory trading blackout period begins two weeks or 14 calendar days prior to the close of trading on the stock market on the last trading day of the fiscal month ending in a reporting period (March, June, September and December) and ends after the expiration of one full stock market trading day following the public release of the financial information for that reporting period. During this period, Section 16 insiders and certain management and other employees who have access to "inside" information are precluded from trading in the public market any types of Company equity securities. Additionally, the Company precludes any Section 16 insider, as defined by the SEC, Director, Officer or Employee from trading in the public market, or any other market, based on information that is not made available to the general public.

TAX AND ACCOUNTING CONSIDERATIONS

Under the rules in effect before 2018, compensation that qualified as "performance-based compensation" under Section 162(m) was deductible without regard to a $1 million limit. The 2017 Tax Cuts and Jobs Act generally eliminated the performance-based compensation exception under Section 162(m), effective January 1, 2018, subject to a special rule that "grandfathers" certain awards and arrangements that were in effect on or before November 2, 2017. While the Compensation Committee intended that certain incentive awards granted to our NEOs on or prior to November 2, 2017 be deductible as "performance-based compensation," it cannot assure that result.

We expense equity awards in accordance with Accounting Standards Codification 718 Compensation—Stock Compensation ("ASC 718"). See Note 16 to the Consolidated Financial Statements in our 2022 Annual Report on Form 10-K for the assumptions used in determining the fair value of equity awards consisting of stock options and SARS.

SUMMARY COMPENSATION TABLE

The following Summary Compensation Table sets forth information about the compensation paid to our NEOs for the years ended December 31, 2022, 2021 and 2020. There were no stock options or SARS awarded to our NEOs for the years ended December 31, 2022 and 2021.

NAME AND PRINCIPAL POSITION	YEAR	SALARY [1]	BONUS [2]	STOCK AWARDS [3]	OPTION AWARDS [4]	NON-EQUITY INCENTIVE PLAN COMPENSATION [5]	CHANGE IN PENSION VALUE AND NON-QUALIFIED DEFERRED COMPENSATION EARNINGS [6]	ALL OTHER COMPENSATION [7]	TOTAL
Todd M. Cleveland Chairman of the Board [8]	2022	$600,000	$ -	$ -	$ -	$2,414,860	$ -	$ 27,500	$3,042,360
	2021	595,385	-	2,178,973	-	2,555,140	-	22,711	5,352,209
	2020	568,846	70,000	2,293,200	1,282,500	1,330,000	-	26,033	5,570,579
Andy L. Nemeth Chief Executive Officer [9]	2022	832,692	-	3,516,100	-	3,374,820	58,449	28,400	7,810,461
	2021	742,788	-	4,067,280	-	3,145,000	41,017	27,713	8,023,798
	2020	589,423	80,000	3,516,240	1,710,000	1,520,000	32,346	21,356	7,469,365
Jeffrey M. Rodino President [10]	2022	611,442	-	1,494,376	-	1,850,000	-	24,800	3,980,618
	2021	439,231	-	1,162,153	-	1,642,590	-	19,985	3,263,959
	2020	399,664	35,000	917,280	855,000	593,750	-	16,251	2,816,945
Kip B. Ellis Chief Operating Officer and Executive Vice President of Operations	2022	516,346	-	1,289,264	-	1,710,090	-	24,800	3,540,500
	2021	472,596	-	1,452,673	-	1,433,750	-	20,628	3,379,647
	2020	424,904	35,000	1,528,800	855,000	665,000	-	14,775	3,523,479
Jacob R. Petkovich Chief Financial Officer, Executive Vice President of Finance, Treasurer [11]	2022	470,673	-	1,230,670	-	1,377,573	-	24,200	3,103,116
	2021	447,596	-	1,234,710	-	1,295,000	-	184,716	3,162,022
	2020	31,058	-	1,666,500	882,000	250,000	-	1,000	2,830,558

[1] For information on base salaries, see "Base Salary".

[2] Certain NEOs received discretionary bonus awards for the year ended December 31, 2020. The NEOs did not receive any payments that would be characterized as "Bonus" Payments for the fiscal years ended December 31, 2021 and 2022.

[3] Amounts shown do not reflect compensation actually received. Such amounts reflect the aggregate fair value of stock awards granted during the year which is generally the total amount that the Company expects, as of the grant date, to expense in its financial statements over the awards vesting schedule in accordance with ASC 718. See Note 16 to the Consolidated Financial Statements in our 2022 Annual Report on Form 10-K for the assumptions used in determining the fair value of equity awards. See "Long-Term Equity Incentive Plan" for additional information.

[4] Amounts shown do not reflect compensation actually received. Such amounts reflect the aggregate fair value of stock options granted during the year which is generally the total amount that the Company expects, as of the grant date, to expense in its financial statements over the awards vesting schedule in accordance with ASC 718. See Note 16 to the Consolidated Financial Statements in our 2022 Annual Report on Form 10-K for the assumptions used in determining the fair value of the 2020 option award based on the Black-Scholes option-pricing model.

[5] Amounts shown represent the short-term incentive awards (STIPs) earned each year by each of the NEOs, and approved by the Compensation Committee, based on the achievement of Company and individual performance targets for such year. See "Non-Equity Incentive Plan Awards" for additional information.

[6] Amounts shown do not reflect compensation actually received. Such amounts reflect the aggregate change in the present value of the NEO's accumulated benefit under the Executive Retirement Plan and the NQDC Plan. In computing these amounts, the Company uses various assumptions including remaining years of service, estimated discount rates and present value calculations.

(7) The amounts included in "All Other Compensation" are detailed in the table below:

NAME AND PRINCIPAL POSITION	YEAR	401(k) MATCHING CONTRIBUTION	OTHER (A)	TOTAL ALL OTHER COMPENSATION
Todd M. Cleveland	2022	$12,200	$15,300	$27,500
	2021	7,111	15,600	22,711
	2020	353	25,680	26,033
Andy L. Nemeth	2022	12,200	16,200	28,400
	2021	12,413	15,300	27,713
	2020	1,300	20,056	21,356
Jeffrey M. Rodino	2022	12,200	12,600	24,800
	2021	7,385	12,600	19,985
	2020	1,026	15,225	16,251
Kip B. Ellis	2022	12,200	12,600	24,800
	2021	8,028	12,600	20,628
	2020	975	13,800	14,775
Jacob R. Petkovich (B)	2022	12,200	12,000	24,200
	2021	2,310	182,406	184,716
	2020	-	1,000	1,000

(A) Amounts shown reflect an automobile allowance, the Company contribution to individual Health Savings Accounts, and health club reimbursement pursuant to the Company's general health and welfare program. In addition, for 2020, other compensation includes the cash payment of dividends, that had previously been accrued, upon the vesting of Time-Based Share awards and Performance-Contingent Share awards that were granted in January 2017 and which fully vested in January 2020. For 2021 and 2022, cash dividends paid on the Time-Based and Performance-Contingent Share awards that were granted in January 2018 and January 2019, and which fully vested in January 2021 and January 2022, respectively, were not required to be included in other compensation as the value of the original awards reflected the assumed effective dividend rate in the award's initial grant date fair value calculation.

(B) Other amount in 2021 for Mr. Petkovich also reflects the payment of a one-time cash sign-on bonus related to his appointment as Chief Financial Officer of the Company in November 2020.

(8) Effective January 1, 2020, Mr. Cleveland assumed the position of Executive Chairman of the Board, a position which he held until December 31, 2022. Effective January 1, 2023, he assumed the position of non-Executive Chairman of the Board. Mr. Cleveland was CEO of the Company from February 2009 to December 31, 2019 and Chairman of the Board from May 2018 to December 31, 2019.

(9) Effective January 1, 2020, Mr. Nemeth assumed the position of CEO of the Company. Mr. Nemeth was President of the Company from January 2016 to July 2021.

(10) Mr. Rodino was appointed President of the Company effective July 2021. Mr. Rodino was Chief Sales Officer and Executive Vice President of Sales from September 2016 to July 2021.

(11) Mr. Petkovich was appointed Chief Financial Officer, Executive Vice President of Finance, and Treasurer effective November 24, 2020.

PAY VERSUS PERFORMANCE

The following table sets forth a comparison of Pay Versus Performance ("PVP") related to compensation reported in the Summary Compensation Table to compensation actually paid to our Principal Executive Officer ("PEO") and other NEOs as well as information on our Company performance.

YEAR	SUMMARY COMPENSATION TABLE TOTAL FOR PEO [1]	COMPENSATION ACTUALLY PAID TO PEO [5]	AVERAGE SUMMARY COMPENSATION TABLE TOTAL FOR NON-PEO NEOS [2]	AVERAGE COMPENSATION ACTUALLY PAID TO NON-PEO NEOS [5]	VALUE OF INITIAL FIXED $100 INVESTMENT BASED ON:		COMPANY NET INCOME ($ IN MILLIONS)	COMPANY EBITDA [4] ($ IN MILLIONS)
					COMPANY TOTAL SHAREHOLDER RETURN [3]	PEER TOTAL SHAREHOLDER RETURN [3]		
2022	$7,810,461	$4,230,620	$3,416,649	$1,780,081	$122	$116	$328	$627
2021	$8,023,798	$12,877,899	$3,789,459	$6,581,026	$159	$148	$225	$457
2020	$7,469,365	$11,918,983	$2,624,006	$3,835,865	$133	$115	$97	$247

[1] Mr. Nemeth served as our PEO for each year.

[2] Our Non-PEO NEOs in 2022 and 2021 were Messrs. Cleveland, Rodino, Ellis and Petkovich. Our Non-PEO NEOs in 2020 were Messrs. Cleveland, Rodino, Ellis, Petkovich, Forbes, and Joshua A. Boone. Mr. Petkovich joined the Company as our CFO in November 2020. Mr. Cleveland served as Executive Chairman during 2020-2022, and served as our PEO through December 31, 2019. Equity awards granted to Mr. Cleveland while he served as PEO continued to vest during 2020-2022. Mr. Boone resigned as CFO of the Company in June 2020. Mr. Forbes, an independent member of our Board, served as interim CFO from June 2020 until November 2020. The compensation for Mr. Forbes reflected in this table relates to the salary, bonus and equity grant Mr. Forbes received while serving as interim CFO. The table does not include any compensation Mr. Forbes received related to his service as a member of the Board of Directors.

[3] Company total shareholder return reflects $100 invested as of market close on December 31, 2019, the final trading day of fiscal 2019. Peer Total Shareholder Return reflects a customized peer group of companies, which includes Brunswick Corporation, Cavco Industries, Inc., LCI Industries, Malibu Boats, Inc., Polaris Inc., Thor Industries, Inc., Winnebago Industries, Inc., and Wabash National Corporation. See Stock Performance Graph on page 27 of our Form 10-K for the fiscal year ended December 31, 2022.

[4] Company selected measure of EBITDA, calculated as earnings before interest, taxes, depreciation and amortization, is the primary metric used in our LTIP as discussed in the CD&A beginning on page 26.

(5) *The following table sets forth a reconciliation from the Summary Compensation Table to Compensation Actually Paid to our PEO and for the average paid for our Non-PEO NEOs for the years ended December 31, 2022, 2021 and 2020.*

	PEO			AVERAGE NON-PEO NEOS		
	2022	2021	2020	2022	2021	2020
Summary Compensation Table Total Compensation	$7,810,461	$8,023,798	$7,469,365	$3,416,649	$3,789,459	$2,624,006
SUBTRACT Grant Fair Value of Equity Awards Made During Year [a]	($3,516,100)	($4,067,280)	($5,226,240)	($1,003,578)	($1,507,127)	($1,745,635)
ADD Year End Fair Value of Equity Awards Made During Year [b]	$3,305,548	$4,518,640	$8,391,740	$943,481	$1,587,919	$2,577,888
ADD Year-over-Year Change in Fair Value of Outstanding and Unvested Equity Awards [c]	($1,870,076)	$3,608,555	$1,208,061	($682,102)	$2,136,424	$598,303
ADD Year-over-Year Change in Fair Value of Equity Awards Granted in Prior Year that Vested in the Year [d]	($1,695,216)	$774,403	$76,057	($1,039,282)	$462,172	$23,143
ADD Fair Value at Vesting of Equity Awards Made During Year That Also Vested During Year [e]	-	-	-	-	$86,459	$32,255
SUBTRACT Fair Value at the End of the Prior Year of Equity Awards that Were Forfeited During Year [f]	-	-	-	-	-	($274,095)
ADD Value of Dividends Paid on Equity Awards That Vested During Year Not Included in Summary Compensation Table Total Compensation [g]	$196,002	$19,784	-	$144,912	$25,720	-
Total Adjustments Related to Equity Awards	($3,579,841)	$4,854,101	$4,449,618	($1,636,568)	$2,791,567	$1,211,859
Total Adjustments Related to Pension Value [h]	-	-	-	-	-	-
Total Compensation Actually Paid	$4,230,620	$12,877,899	$11,918,983	$1,780,081	$6,581,026	$3,835,865

[a] *Represents the grant date fair value of equity-based awards made during the fiscal year.*

[b] *Represents the year-end fair value of equity awards that were made during the fiscal year and were unvested as of year-end.*

[c] *Represents the change in fair value during the fiscal year of equity-based awards granted in prior fiscal years that were still unvested as of year-end.*

[d] *Represents the change in fair value during the fiscal year of equity-based awards granted in prior fiscal years that vested during the current fiscal year.*

[e] *Represents the fair value of equity awards that vested during the same year as grant. At December 31, 2021, Mr. Cleveland vested in Time-Based Share awards granted to him in January 2021. During 2020, Mr. Forbes received a grant of fully vested Time-Based Shares following his service as interim CFO.*

[f] *Represents the prior year-end fair value of equity awards forfeited during the year. Upon his resignation in June 2020, Mr. Boone forfeited all of his unvested equity awards.*

[g] *Dividends accrued during vesting period on restricted equity awards are paid only on shares that vest and at same time as vesting. During 2020, dividends paid were reported as "All Other Compensation" in the Summary Compensation Table. For 2021 and 2022, dividends paid on awards vesting in those years were not reported as "All Other Compensation" as the fair value at time of grant reflected the assumed dividend rate.*

[h] *Mr. Nemeth is the only participant in the Executive Retirement Plan. The annual interest credit on the annuity benefit is reported using the same value in the Summary Compensation Table and in Compensation Actually Paid.*

The Company grants Performance-Contingent Shares to executive officers annually under its LTIP and typically reports the grant date fair value of these shares at 150% of the nominal "target" award (shown as "stretch" awards in the Grants of Plan-Based Awards Table) and accrues expense for these awards based on that projected payout, unless performance results and projections of future performance require a change to that estimate. Performance-Contingent Shares are earned based on the achievement of three-year cumulative Company EBITDA (after the Compensation Committee certifies the actual EBITDA achievement) compared to target EBITDA at the conclusion of the cumulative three-year performance measurement period.

The Company grants Time-Based Share awards to executive officers annually and also at time of hire for certain other officers. Annual Time-Based Share awards cliff-vest on the third anniversary of the grant date. At December 31, 2021, all outstanding and unvested Time-Based Share awards for Mr. Cleveland vested in full per the terms of his employment agreement in effect as of that date.

The Company granted stock options and SARS to certain executive officers in 2016 and 2017, and stock options in 2020 as part of the NEOs' annual equity grant. Grants awarded in 2016 and 2017 vested and became exercisable on a pro-rata basis over four years from the date of grant, and expire on the ninth anniversary of the grant date (subject to earlier expiration based on certain employment terminations). Several of the grants in 2016 and 2017 had exercise prices that exceeded the Company's closing stock price on the date of grant (premium-priced options and SARS). Option grants made in 2020 vest 35% each on the first and second anniversaries of grant, and 30% on the third anniversary of the grant date. Fair values at time of grant, at year-end 2020, 2021 and 2022, and on vesting dates for awards that vested during 2020, 2021 and 2022, were all determined using the Black-Scholes model. The table below summarizes the option fair values and related assumptions used to calculate Compensation Actually Paid for fiscal years 2020, 2021 and 2022.

VALUATION PERIOD FOR PVP	COMPANY STOCK PRICE	OPTION EXERCISE PRICE	EXPECTED TERM (YEARS)	STOCK PRICE VOLATILITY	RISK-FREE RATE	DIVIDEND YIELD	OPTION FAIR VALUE
Year-end 2019	$52.43	$40.95 - $74.63	1.53 – 2.94	39.3%	1.58% - 1.62%	1.9%	$7.26 - $15.24
2020 Vesting	$54.39 - $54.68	$40.95 - $74.63	0.75 – 2.80	39.4% - 54.3%	0.12% - 1.58%	1.8%	$7.96 - $16.57
Year-end 2020	$68.35	$41.33 - $74.63	0.84 – 4.83	54.9%	0.10% - 0.34%	1.6%	$13.82 - $33.25
2021 Vesting	$69.85 - $92.63	$41.33 - $74.63	0.78 – 3.20	54.3% - 54.7%	0.06% - 0.38%	1.2% - 1.6%	$13.96 - $51.26
Year-end 2021	$80.69	$41.33 - $66.66	1.56 – 3.41	54.4%	0.58% - 1.03%	1.6%	$33.48 - $41.09
2022 Vesting	$67.84	$41.33 - $66.66	1.56 – 3.48	55.4%	2.36% - 2.81%	1.9%	$26.02 - $30.69
Year-end 2022	$60.60	$41.33 - $66.66	1.67 – 3.17	56.9%	4.20% - 4.52%	3.0%	$20.40 - $25.36

The Company considers Adjusted Net Income (net of 2022 acquisitions and non-recurring charges and credits) and EBITDA to be the most important key financial performance measures that link the Company's performance during 2022 to how compensation is actually paid to its PEO and non-PEO NEOs. As discussed in the CD&A, the annual STIP uses adjusted Net Income (net of acquisitions and non-recurring charges and credits) as the primary financial measure. Performance-Contingent Shares are earned based on cumulative EBITDA achieved during the three-year measurement period.

ANALYSIS OF COMPENSATION ACTUALLY PAID AND COMPANY VERSUS PEER TOTAL SHAREHOLDER RETURN

Because a majority of total compensation provided to the PEO and the average paid to the Non-PEO NEOs reflects equity-based grants that vest over multi-year periods, the primary driver of changes in "Compensation Actually Paid" totals for the PEO and the average for the Non-PEO NEOs is the Company's annual shareholder return. Our annual shareholder return, reflecting both change in stock price and dividends, was 33% during 2020 and 20% during 2021. Those returns resulted in higher "Compensation Actually Paid" values for the PEO and for the average of the Non-PEO NEOs in each of those years. Despite significant growth in both our Adjusted Net Income and EBITDA during 2022, our annual shareholder return declined 23%, which resulted in 2022 "Compensation Actually Paid" values for the PEO and for the average of the Non-PEO NEOs that were lower than those values in the previous two years.

The chart below illustrates total compensation actually paid ("CAP") to the PEO and the average CAP to the NON-PEO NEOs versus the Company's total shareholder return ("TSR") and the TSR of the customized peer group of companies for each of the years ended December 31, 2020, 2021 and 2022.





CEO PAY RATIO

As required by the Dodd-Frank Wall Street Reform and Consumer Protection Act and SEC rules, the Company is providing information about the relationship of the annual total compensation of its employees and the annual total compensation of the CEO during 2022. The total annual compensation of our median employee based on total annual compensation (other than our CEO) was $45,964. The annual total compensation of the CEO was $7,810,461. Based on this information, the ratio of the total compensation of the CEO for fiscal 2022 to the median employee's total annual compensation is 170 to 1.

This pay ratio is a reasonable estimate calculated in good faith, in a manner consistent with Item 402(u) of Regulation S-K, based on the Company's payroll and employment records and the methodology described below. The SEC rules for identifying the "median employee" and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratios reported by other companies may not be comparable to the pay ratio set forth above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

To identify the median of the annual total compensation of all employees, as well as to determine the annual total compensation of the "median employee," the methodology and the material assumptions, adjustments and estimates used were as follows:

1. The median employee was identified using active employee information as of December 31, 2022.

2. Fiscal 2022 earnings (gross pay) of cash compensation were used as the consistently applied compensation measure to identify the median employee within the employee population. Cash compensation is the most prevalent measure of pay across the organization. Using this methodology, the median employee's compensation was $45,964 and was determined to be a full-time, hourly, United States-based employee.

3. The total compensation of the CEO for fiscal 2022 was $7,810,461, which is the total of the compensation amounts reported in the Summary Compensation Table.



GRANTS OF PLAN-BASED AWARDS DURING FISCAL YEAR 2022

The table below sets forth information on grants in 2022 to the NEOs of estimated payouts under non-equity incentive plan awards as set forth under "Non-Equity Incentive Plan Awards", estimated payouts under equity incentive plan awards as set forth under "Long-Term Equity Incentive Plan", and stock awards and all other option awards as set forth in the "Summary Compensation Table". The Company's policy is generally to grant equity awards effective on the date the Compensation Committee approves such awards.

NAME	GRANT DATE	ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS [1]			ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS [2]				ALL OTHER STOCK AWARDS: # OF SHARES OF STOCK OR UNITS [3]	CLOSING MARKET PRICE ON GRANT DATE PER SHARE [4]	GRANT DATE FAIR VALUE OF STOCK AWARDS/ SARs [5]
		THRESHOLD	TARGET	MAXIMUM	THRESHOLD	TARGET	STRETCH	MAXIMUM			
Todd M. Cleveland	1/26/2022	$700,000	$1,400,000	$2,800,000	-	-	-	-	-	$ -	$ -
Andy L. Nemeth	1/26/2022	900,000	1,800,000	3,600,000	15,585	31,170	46,755	62,340	7,792	64.46	3,516,100
Jeffery M. Rodino	1/26/2022	500,000	1,000,000	2,000,000	6,624	13,247	19,871	26,494	3,312	64.46	1,494,376
Kip B. Ellis	1/26/2022	450,000	900,000	1,800,000	5,715	11,429	17,144	22,858	2,857	64.46	1,289,264
Jacob R. Petkovich	1/26/2022	362,500	725,000	1,450,000	5,455	10,910	16,365	21,820	2,727	64.46	1,230,670

[1] The related performance targets and results for fiscal 2022 are described in detail under "Non-Equity Incentive Plan Awards". For the actual non-equity incentive awards for performance in 2022, see the "Summary Compensation Table".

[2] Represents number of shares of stock. Restricted shares granted in fiscal 2022 under the 2022 LTIP that are Performance-Contingent Shares will vest based on actual EBITDA achievement compared to target EBITDA achieved at the conclusion of the cumulative three-year performance measurement period ending on December 31, 2024. See detail under "Long-Term Equity Incentive Plan".

[3] These shares represent the Time-Based Share awards granted in fiscal 2022 that vest on the third anniversary of the grant date. See detail under "Long-Term Equity Incentive Plan".

[4] Represents the closing price of the Company's stock on the NASDAQ Stock Market on the grant date for the share awards.

[5] Represents the fair value of share awards as of the grant date computed in accordance with ASC 718.

OUTSTANDING EQUITY AWARDS AS OF DECEMBER 31, 2022

The table below summarizes the outstanding stock awards held by the NEOs as of December 31, 2022.

STOCK AWARDS

NAME	GRANT DATE	NUMBER OF SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED [1]	MARKET VALUE OF UNEARNED SHARES OR UNITS OF STOCK THAT HAVE NOT VESTED [2]	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF SHARES OR UNITS THAT HAVE NOT VESTED [3]	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES OR UNITS THAT HAVE NOT VESTED [2]
Todd M. Cleveland	01/26/2022	-	$ -	-	$ -
	01/21/2021	-	-	25,715	1,558,329
	01/23/2020	-	-	48,000	2,908,800
Andy L. Nemeth	01/26/2022	7,792	472,195	46,755	2,833,353
	01/21/2021	8,000	484,800	48,000	2,908,800
	01/23/2020	9,200	557,520	73,600	4,460,160
Jeffrey M. Rodino	01/26/2022	3,312	200,707	19,871	1,204,183
	01/21/2021	2,286	138,531	13,715	831,129
	01/23/2020	2,400	145,440	19,200	1,163,520
Kip B. Ellis	01/26/2022	2,857	173,134	17,144	1,038,926
	01/21/2021	2,857	173,134	17,144	1,038,926
	01/23/2020	4,000	242,400	32,000	1,939,200
Jacob R. Petkovich	01/26/2022	2,727	165,256	16,365	991,719
	01/21/2021	2,429	147,197	14,571	883,003
	11/24/2020	1,333	80,780	15,999	969,539

[1] Except for Mr. Cleveland, restricted share grants related to Time-Based Share awards fully vest on January 26, 2025, January 21, 2024 and January 23, 2023. The Time-Based Share awards granted to Mr. Cleveland on January 21, 2021 and January 23, 2020 fully vested on December 31, 2021 per the terms of his employment agreement dated January 1, 2020. For the restricted share grants related to Time-Based Shares that were granted to Mr. Petkovich and approved by the Board on November 24, 2020, the 1,333 shares remaining will become fully vested on December 31, 2023. Unvested restricted share awards are subject to forfeiture under certain circumstances if the NEO's employment with the Company is terminated before the shares vest.

[2] Based on a market price of $60.60 per share which was the NASDAQ Stock Market closing price on December 31, 2022.

[3] Restricted share grants related to Performance-Contingent Shares at stretch Company performance will vest based on actual EBITDA achievement compared to target EBITDA achieved at the conclusion of the cumulative three-year performance measurement period. For the Performance-Contingent Shares, that were granted to Mr. Petkovich and approved by the Board on November 24, 2020, the second tranche of these Performance-Contingent Shares (5,333 shares), originally granted to Mr. Petkovich at target, were adjusted to reflect the achievement of maximum Company performance (or 200% of target payout) for the fiscal year ended December 31, 2022 and reflect the actual expected payout of 10,666 shares at the January 20, 2023 vesting date. The other 5,333 shares remaining will become fully vested based on the meeting of the Company's performance targets for the fiscal year ending December 31, 2023. Unvested restricted share awards are subject to forfeiture under certain circumstances if the NEO's employment with the Company is terminated before the shares vest.

Restricted share grants related to Performance-Contingent Shares at stretch (or 150% of target payout), which were approved by the Board on January 23, 2020, were adjusted upward to 200% of target payout as of December 31, 2022 to reflect the actual expected payout at the January 20, 2023 vesting date. The related compensation expense associated with the change in payout percentage for these awards was adjusted in the Company's financial statements in accordance with ASC 718.

OPTION/SARS AWARDS

The table below summarizes the outstanding options and SARs held by the NEOs as of December 31, 2022.

NAME	GRANT DATE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS/SARs EXERCISEABLE [1]	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS/SARs UNEXERCISEABLE [1]	OPTIONS/SARs EXERCISE PRICE	OPTIONS/SARs EXPIRATION DATE
	05/14/2020	31,500	27,000	$41.33	5/14/2029
	01/17/2017	52,212	-	53.83	1/17/2026
Todd M. Cleveland	01/17/2017	52,212	-	60.03	1/17/2026
	01/17/2017	52,212	-	66.93	1/17/2026
	01/17/2017	52,212	-	74.63	1/17/2026
Andy L. Nemeth	05/14/2020	42,000	36,000	41.33	5/14/2029
	05/14/2020	42,000	18,000	41.33	5/14/2029
	01/17/2017	30,825	-	53.83	1/17/2026
Jeffery M. Rodino	01/17/2017	7,707	-	66.93	1/17/2026
	01/17/2017	7,707	-	74.63	1/17/2026
Kip B. Ellis	05/14/2020	21,000	18,000	41.33	5/14/2029
Jacob R. Petkovich	11/24/2020	10,500	9,000	66.66	5/14/2029

[1] The stock options and SARs that were granted to Messrs. Cleveland and Rodino in 2017 are fully vested as of December 31, 2022 and expire after nine years. The stock options that were granted to Messrs. Cleveland, Nemeth, Rodino and Ellis in May 2020 vest over three years at a rate of 35%, 35% and 30%, commencing on May 14, 2021, and expire after nine years. The stock options that were granted to Mr. Petkovich in November 2020 vest over three years at a rate of 35%, 35% and 30%, commencing on May 14, 2021, and expire after nine years. Unvested options and SARs are subject to forfeiture if the NEO's employment with the Company is terminated under certain circumstances before the options or SARs vest. There were no options and SARS granted to the NEOs in 2021 and 2022.

EQUITY COMPENSATION PLAN INFORMATION

NAME	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS AND RIGHTS [1]	WEIGHTED AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS AND RIGHTS	NUMBER OF SECURITIES REMAINING FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS [2]
Equity Compensation Plans Approved by Security Holders	585,737	$51.64	1,275,296
Equity Compensation Plans not Approved by Security Holders	-	N/A	-
Total	585,737	$51.64	1,275,296

[1] The number of securities represented is the gross amount of shares to be issued upon exercise of outstanding options and SARs as of December 31, 2022.

[2] Represents the number of net shares available for future awards under the 2009 Omnibus Incentive Plan as of December 31, 2022, and excludes the number of securities to be issued upon exercise of outstanding options and SARs.



STOCK OPTIONS AND STOCK APPRECIATION RIGHTS EXERCISES AND STOCK VESTED IN FISCAL 2022

The following table sets forth information about the value realized by the NEOs on vesting of stock awards in 2022. There were no stock options or SARs exercised by the NEOs in 2022.

NAME	NUMBER OF SHARES ACQUIRED ON VESTING [1][2]	VALUE REALIZED ON VESTING [1][2]
Todd M. Cleveland	133,334	$8,661,377
Andy L. Nemeth	80,001	5,196,865
Jeffrey M. Rodino	27,500	1,786,400
Kip B. Ellis	37,501	2,436,065
Jacob R. Petkovich	12,001	773,773

[1] For Messrs. Nemeth, Rodino and Ellis, includes the following number of Time-Based Shares awarded on January 25, 2019, which vested on January 25, 2022, using the NASDAQ Stock Market closing price of $64.96 per share times the total number of shares acquired on vesting. For Mr. Petkovich, includes the following number of Time-Based Shares awarded on November 24, 2020, which vested on December 31, 2022, using the NASDAQ Stock Market closing price of $60.60 per share times the total number of shares acquired on vesting.

	CLEVELAND	NEMETH	RODINO	ELLIS	PETKOVICH
Shares	-	8,889	3,056	4,167	1,333
Value	-	$577,429	$198,518	$270,688	$80,780

[2] For Messrs. Cleveland, Nemeth, Rodino and Ellis, includes the following number of Performance-Contingent Shares awarded on January 25, 2019, which vested at 200% of target on January 25, 2022 (the date the performance conditions were met), using the NASDAQ Stock Market closing price of $64.96 per share times the total number of shares acquired on vesting. For Mr. Petkovich, includes the following number of Performance-Contingent Shares awarded on November 24, 2020, which vested at 200% of target on January 25, 2022 (the date the performance conditions were met), using the NASDAQ Stock Market closing price of $64.96 per share times the total number of shares acquired on vesting.

	CLEVELAND	NEMETH	RODINO	ELLIS	PETKOVICH
Shares	133,334	71,112	24,444	33,334	10,668
Value	$8,661,377	$4,619,436	$1,587,882	$2,165,377	$692,993

NON-QUALIFIED DEFERRED COMPENSATION

The following table sets forth information about the participation of the NEOs in the Executive Retirement Plan and the NQDC Plan and is set forth in the "Summary Compensation Table" under the caption "Change in Pension Value and Non-Qualified Deferred Compensation Earnings":

NAME/BENEFIT	EXECUTIVE CONTRIBUTION IN LAST FY ($)	REGISTRANT CONTRIBUTION IN LAST FY	AGGREGATE EARNINGS IN LAST FY [1] ($)	AGGREGATE WITHDRAWALS/ DISTRIBUTIONS ($)	AGGREGATE BALANCE AS OF LAST FYE [2]
Todd M. Cleveland	-	-	-	-	-
Andy L. Nemeth [3]	-	-	$58,449	-	$402,653
Jeffrey M. Rodino	-	-	-	-	-
Kip B. Ellis	-	-	-	-	-
Jacob R. Petkovich	-	-	-	-	-

[1] Represents the interest for the current fiscal year associated with the annuity.

[2] Represents the present value of an annuity as of December 31, 2022 to be paid at retirement pursuant to the terms of the Executive Retirement Plan agreement. The aggregate balance as of January 1, 2022 was $344,204.

[3] According to the provisions of the Executive Retirement Plan, payments of the annuity for Mr. Nemeth will commence prior to his eligible retirement age over a ten-year vesting period due to death or disability.

Messrs. Cleveland, Rodino, Ellis and Petkovich did not participate in the Executive Retirement Plan as no new employees have been invited to participate in the plan since January 1, 2007. In addition, there were no contributions made to the NQDC Plan in 2022. See "Executive Compensation Considerations" summary descriptions on pages 36 and 37.



POTENTIAL PAYMENTS UPON TERMINATION OR UPON A CHANGE OF CONTROL

Executive Employment Agreements

The Company has entered into employment agreements (the "Employment Agreements") with Messrs. Nemeth, Rodino, Ellis, and Petkovich, pursuant to which they agreed to serve as executive officers of the Company. The Employment Agreements contain a non-compete clause and certain other stipulations and provide for a severance package that includes 12 months base salary. Under the Employment Agreements, voluntary termination by the NEO or termination by the Company for cause will not result in any obligation of the Company to make payments. Upon termination by the Company without cause (as defined in the Employment Agreements), each NEO would be entitled to: (i) one year of base salary; and (ii) annual non-equity incentive compensation that the NEO would have been entitled to receive at the end of the fiscal year. In addition, if the NEO's employment is terminated prior to the end of the fiscal year due to death or disability or without cause, any non-equity incentive compensation due to the NEO is to be pro-rated as of the effective date of the termination. The base salary portion would be paid out in equal bi-weekly payments on the regular payroll cycle, and the non-equity incentive compensation would be calculated and paid in accordance with the terms of the applicable plan on a pro-rata basis from the date of termination. Upon termination due to death or disability, the NEO would only receive base salary through the end of the month in which the disability or death occurred. In addition, each of the NEOs has agreed not to compete with the Company for the two-year period following termination of employment subject to certain exceptions.

We believe that the Company should provide reasonable severance benefits to our NEOs and other general employees that are fair and commensurate with their job duties, functions, and responsibilities. We believe it is in the best interest of the Company to obtain a release from employees whose employment is terminated as well as a non-compete agreement from certain employees in the form of an employment agreement.

EXECUTIVE EQUITY COMPENSATION AGREEMENTS

In addition to reasonable severance benefits outlined under the employment agreements discussed above, the Company has entered into certain long-term equity compensation agreements with its executive officers, of which the awards under those agreements (in the form of restricted share awards, stock options and SARS) are eligible for accelerated vesting under certain circumstances.

Restricted Share Awards

With respect to the Time-Based Share awards granted under the 2009 Omnibus Incentive Plan, in the event of a termination of employment by the Company without cause, upon a change of control or termination due to death or disability, all unvested Time-Based Share awards would become fully vested.

With respect to the Performance-Contingent Share awards granted under the 2009 Omnibus Incentive Plan, in the event of a termination of employment by the Company without cause or a termination due to death or disability before the performance period ending date, the number of Performance-Contingent Shares shall continue to vest subject to the achievement of certain pre-established performance criteria for such awards with the performance period ending with the date as stated in the applicable award agreement. In the event of a change of control, all unvested Performance-Contingent Shares would become fully vested as of the effective date of the change of control based on the assumption that the target amount of EBITDA performance as stated in the award agreements has been achieved.

Stock Options and SARS

With respect to stock options and SARS granted under the 2009 Omnibus Incentive Plan, in the event the NEO ceases to be an employee of the Company, no further vesting will occur from and after the date of termination except in the event of a termination of employment by the Company without cause, in which case both stock options and SARS would become fully vested and exercisable as to any shares that have not otherwise vested as of the effective time of termination of employment.

Based on the employment and compensation arrangements in effect as of December 31, 2022 and assuming a hypothetical termination date of December 31, 2022, including the price of the Company's common stock on that date, the benefits upon termination without cause or upon a change of control, and termination due to death or disability for our NEOs would have been as follows in the table on page 53.

Executive Chairman of the Board Employment Agreement (Todd M. Cleveland)

On January 4, 2022, the Company and Mr. Cleveland entered into a Letter Agreement to be effective as of December 31, 2021 (the "Executive Chairman Agreement"), which replaced the previous Executive Chairman Employment Agreement that expired on December 31, 2021. The Executive Chairman Agreement may be terminated at any time by Mr. Cleveland or the Company, with or without cause. Pursuant to the Executive Chairman Agreement, Mr. Cleveland is entitled to an annual base salary, participate in the Company's employee benefits as they are generally available to the Company's executive officers, and participate in the Company's STIP, on terms consistent with the Company's other executive officers. Effective January 1, 2023, Mr. Cleveland was appointed as Chairman of the Board (a non-executive position). As a result, the Letter Agreement dated to be effective as of December 31, 2021 by and between the Company and Mr. Cleveland expired.

Chief Financial Officer Employment Agreement (Jacob R. Petkovich)

Mr. Petkovich's Employment Agreement dated as of November 24, 2020 (the "CFO Agreement"), provides that Mr. Petkovich serve as Chief Financial Officer of the Company and that his employment term will continue to January 31, 2024 unless terminated earlier by either party in accordance with the CFO Agreement. Pursuant to the CFO Agreement, Mr. Petkovich is entitled to: (i) an annual base salary, (ii) participate in the Company's employee benefit plans as they are generally available to the Company's employees, (iii) participate in the Company's STIP, and (iv) participate in the Company's LTIP. The agreement also provides that Mr. Petkovich is also entitled to certain severance benefits in the event that his employment is terminated due to his death or disability or due to his termination by the Company without cause, or by himself for good reason (as such terms are defined in the CFO Agreement), which includes, in certain circumstances, the satisfaction of any continuing employment vesting requirement (subject to the satisfaction of applicable performance criteria) and the payment of cash in lieu of bonus and/or equity incentive awards.

NAME/BENEFIT	TERMINATION WITHOUT CAUSE	CHANGE OF CONTROL	TERMINATION DUE TO DEATH OR DISABILITY
Todd M. Cleveland			
Base Salary	$ -	$ -	$ -
Acceleration of Long-Term Incentives [1]	4,467,129	4,467,129	4,467,129
Acceleration of Stock Options/SARs Exercise [2]	520,290	520,290	520,290
Annual Non-Equity Incentive Bonus [3]	2,414,860	2,414,860	2,414,860
Total Benefits	$ 7,402,279	$ 7,402,279	$7,402,279
Andy L. Nemeth			
Base Salary	$ 850,000	$ 850,000	$ -
Acceleration of Long-Term Incentives [1]	11,716,828	11,716,828	11,716,828
Acceleration of Stock Options/SARs Exercise [2]	693,720	693,720	693,720
Annual Non-Equity Incentive Bonus [3]	3,374,820	3,374,820	3,374,820
Total Benefits [4]	$ 16,635,368	$16,635,368	$15,785,368
Jeffery M. Rodino			
Base Salary	$ 575,000	$ 575,000	$ -
Acceleration of Long-Term Incentives [1]	3,683,510	3,683,510	3,683,510
Acceleration of Stock Options/SARs Exercise [2]	346,860	346,860	346,860
Annual Non-Equity Incentive Bonus [3]	1,850,000	1,850,000	1,850,000
Total Benefits	$ 6,455,370	$ 6,455,370	$ 5,880,370
Kip B. Ellis			
Base Salary	$ 525,000	$ 525,000	$ -
Acceleration of Long-Term Incentives [1]	4,605,721	4,605,721	4,605,721
Acceleration of Stock Options/SARs Exercise [2]	346,860	346,860	346,860
Annual Non-Equity Incentive Bonus [3]	1,710,090	1,710,090	1,710,090
Total Benefits	$ 7,187,671	$ 7,187,671	$ 6,662,671
Jacob R. Petkovich [5]			
Base Salary	$ 475,000	$ 475,000	$ -
Acceleration of Long-Term Incentives [1]	3,237,494	3,237,494	3,237,494
Acceleration of Stock Options/SARs Exercise [2]	-	-	-
Annual Non-Equity Incentive Bonus [3]	1,377,573	1,377,573	1,377,573
Total Benefits	$ 5,090,067	$ 5,090,067	$ 4,615,067

[1] *Represents the market value of both unearned Time-Based Shares and Performance-Contingent Shares that have not vested based on a market price of $60.60 per share, which was the NASDAQ Stock Market closing price on December 31, 2022. Termination without cause or due to death or disability includes the right for the Performance-Contingent Shares to continue to vest after termination subject to meeting certain pre-established performance criteria for such awards. Amount in table assumes the achievement of the stretch performance metric for the 2022 and 2021 performance awards, and the projected actual maximum performance metric measured as of December 31, 2022 for the 2020 award. Upon a change of control, the Performance-Contingent Shares fully vest as of the effective date of the change of control.*

[2] *Represents the market value of unexercisable stock options and SARs that have not vested based on the difference between the market price of $60.60 per share, which was the NASDAQ Stock Market closing price on December 31, 2022, and the option or SARs exercise price. Based on the hypothetical termination date of December 31, 2022, the exercise price for the options granted in November 2020 to Mr. Petkovich exceeded the NASDAQ Stock Market closing price on December 31, 2022, and therefore, the acceleration of benefits upon termination without cause or upon a change of control, and termination due to death or disability for Mr. Petkovich had no equivalent monetary value.*

[3] *Represents the short-term non-equity incentive award earned in 2022 and approved by the Compensation Committee, based on the achievement of predetermined Company performance targets for 2022. See "Summary Compensation Table."*

[4] *Non-qualified deferred compensation balances are not included in the above table for Mr. Nemeth. See page 50 for additional information regarding Mr. Nemeth's deferred compensation balances under the Executive Retirement Plan and the NQDC Plan.*

[5] *Pursuant to the CFO agreement, if Mr. Petkovich terminates his employment due to a material breach by the Company, such termination will be deemed a termination without cause.*

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Company has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

THE COMPENSATION COMMITTEE

Denis G. Suggs (Chairman)
John A. Forbes
Michael A. Kitson
Pamela R. Klyn
Derrick B. Mayes
M. Scott Welch

THE FOREGOING REPORT OF THE COMPENSATION COMMITTEE DOES NOT CONSTITUTE SOLICITING MATERIAL AND SHALL NOT BE DEEMED INCORPORATED BY REFERENCE BY ANY GENERAL STATEMENT INCORPORATING BY REFERENCE THE PROXY STATEMENT INTO ANY FILING BY THE COMPANY UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES EXCHANGE ACT OF 1934, EXCEPT TO THE EXTENT THAT THE COMPANY SPECIFICALLY INCORPORATES THIS INFORMATION BY REFERENCE, AND SHALL NOT OTHERWISE BE DEEMED FILED UNDER SUCH ACTS.



SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of March 31, 2023 (the record date), information concerning shareholders known to us as having beneficial ownership of more than five percent of our outstanding common stock and information with respect to the stock ownership of all of our directors, NEOs, and all of our directors and executive officers as a group. The address of each director and NEO listed below is 107 West Franklin Street, Elkhart, Indiana 46515-0638, except as otherwise provided.

NAME AND ADDRESS OF BENEFICIAL OWNER	AGGREGATE NUMBER OF SHARES OF COMMON STOCK BENEFICIALLY OWNED	PERCENT OF CLASS
FIVE PERCENT SHAREHOLDERS:		
Blackrock, Inc. [1] 55 East 52nd St. New York, NY 10055	3,709,428	16.4%
FMR LLC [2] 245 Summer Street Boston, MA 02210	3,427,829	15.0%
The Vanguard Group [3] 100 Vanguard Blvd. Malvern, PA 19355	1,835,486	8.1%
Dimensional Fund Advisors LP [4] 6300 Bee Cave Road Building One Austin, TX 78746	1,189,660	5.2%
DIRECTORS		
M. Scott Welch [5]	108,935	*
Joseph M. Cerulli	46,396	*
John A. Forbes	39,772	*
Michael A. Kitson	10,040	*
Pamela R. Klyn	9,298	*
Derrick B. Mayes	7,098	*
Denis G. Suggs	8,298	*
NAMED EXECUTIVE OFFICERS: [6]		
Todd M. Cleveland [7]	317,609	1.4%
Andy L. Nemeth	423,303	1.9%
Jeffrey M. Rodino	252,969	1.1%
Kip B. Ellis	172,380	*
Jacob R. Petkovich	103,119	*
ALL DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP (14 PERSONS) [8]	1,535,741	6.8%

* Less than 1%

Information based on the Schedule 13G filed with the SEC by Blackrock, Inc. on January 23, 2023.

(2) Information based on the Schedule 13G filed with the SEC by FMR LLC on February 9, 2023.

(3) Information based on the Schedule 13G filed with the SEC by The Vanguard Group on February 9, 2023.

(4) Information based on the Schedule 13G filed with the SEC by Dimensional Fund Advisors LP on February 10, 2023.

(5) Includes 84,000 shares held directly by Mr. Welch's spouse and 7,952 shares held in entities controlled by Mr. Welch's adult children and in which Mr. Welch has an equity interest.

(6) Except as otherwise indicated, the NEOs in the table have sole voting and investment power with respect to all shares of our Common Stock shown as beneficially owned by them and such shares include stock options and net SARs, which are currently exercisable or will become exercisable or vested within sixty (60) days of the record date.

(7) Mr. Cleveland's common stock holdings include 111,737 shares held in several limited liability corporations.

(8) Includes a total of 285,825 stock options and 11,310 net SARs which are exercisable within 60 days of the record date.

RELATED PARTY TRANSACTIONS

In 2022, the Company entered into transactions with a company affiliated with one of our independent Board members by purchasing approximately $1.0 million of corrugated packaging materials from Welch Packaging Group ("Welch"), an independently owned company established by M. Scott Welch, who also serves as the President and CEO of Welch.

REVIEW, APPROVAL OR RATIFICATION OF TRANSACTIONS WITH RELATED PERSONS

We have no formal policy related to the approval of related party transactions. However, the Company undergoes specific procedures when evaluating related party transactions. A related party transaction is generally reported to the Chief Executive Officer or Chief Financial Officer, who assists in gathering the relevant information about the transaction and presents the information to the Board or one of its Committees. The Board then approves, ratifies or rejects the transaction. In addition, the Audit Committee reviews and approves all related party transactions required to be disclosed in the Company's public filings for potential conflict of interest situations on an ongoing basis. The related party transaction with the company affiliated with one of the Company's board members described above was approved by the Board consistent with these procedures.

PROPOSALS OF SHAREHOLDERS FOR THE 2024 ANNUAL MEETING

PROPOSALS INCLUDED IN THE PROXY STATEMENT

Shareholder proposals for inclusion in proxy materials for the next Annual Meeting should be addressed to the Office of the Secretary, 107 West Franklin Street, Elkhart, Indiana 46515-0638, and must be received no later than December 12, 2023.

In addition to satisfying all of the requirements under our Bylaws, to comply with the SEC's new universal proxy rules for our 2024 annual meeting, shareholders who intend to solicit proxies in support of director nominees other than our nominees must provide notice that sets forth all of the information required by Rule 14a-19 under the Exchange Act no later than March 26, 2024, provided that the date of the meeting has not changed by more than 30 calendar days. If such meeting date is changed by more than 30 days, then notice must be provided by the later of 60 calendar days prior to the date of the annual meeting or the 10th calendar day following the day on which public announcement of the date of the annual meeting is first made. The deadline for the Company to receive notice of a shareholder's nomination of a director nominee is a different date, as reflected below.

PROPOSALS NOT INCLUDED IN THE PROXY STATEMENT

Our Bylaws provide that any notice of business to be brought by a shareholder at the 2024 Annual Meeting of Shareholders (but not be included in the proxy statement) must be made in writing, delivered or mailed by first class United States mail, postage prepaid, to the Secretary of the Corporation not less than 20 days nor more than 50 days prior to the meeting. If the 2024 Annual Meeting of Shareholders were held on May 25, 2024, this means that such notice, together with certain prescribed information, must be delivered on or after April 5, 2024 and not later than May 5, 2024. Likewise, the Articles of Incorporation and Bylaws require that shareholder nominations to the Board for the election of directors to occur at the 2024 Annual Meeting of Shareholders be delivered to the Secretary, together with certain prescribed information, in accordance with the procedures for bringing business before an annual meeting at which directors are to be elected.

HOUSEHOLDING OF ANNUAL MEETING MATERIALS

Some banks, brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of this Notice of Annual Meeting and Proxy Statement and the Annual Report for the year ended December 31, 2022 may have been sent to multiple shareholders in your household. If you would prefer to receive separate copies of a proxy statement or annual report either now or in the future, please contact your bank, broker or other nominee. Upon either oral request or written request addressed to the Office of the Secretary, 107 West Franklin Street, Elkhart, Indiana 46515-0638, we will provide a separate copy of the Annual Report for the year ended December 31, 2022 or Notice of Annual Meeting and Proxy Statement.

OTHER MATTERS

A copy of our Annual Report on Form 10-K for the year ended December 31, 2022, excluding certain of the exhibits thereto, may be obtained without charge by writing to Joel D. Duthie – Executive Vice President, Chief Legal Officer and Secretary, Patrick Industries, Inc., 107 West Franklin Street, Elkhart, Indiana 46515-0638.

The Board knows of no other proposals that may be presented for action at the meeting. However, if any other proposal properly comes before the meeting, the persons named in the proxy form enclosed will vote in accordance with their judgment upon such matter. Shareholders are urged to execute and return promptly the enclosed form of proxy in the envelope provided.

BY ORDER OF THE BOARD OF DIRECTORS,

Joel D. Duthie
Executive Vice President, Chief Legal Officer and Secretary
April 10, 2023

VOTING Q&A

Q. Who may vote at the Annual Meeting?	A. Our Board has established the record date for the Annual Meeting as close of business on March 31, 2023. This Proxy Statement and the accompanying materials are being sent to holders of our common stock on the record date at the direction of the Board.
Q. How many shares must be present to conduct business at the meeting?	A. Each shareholder is entitled to one vote for each share of our common stock held as of the record date. For purposes of the meeting, a quorum means a majority of the outstanding shares "present" in person or by proxy at the meeting. If a quorum is not present at the time the Annual Meeting is convened, the Company may adjourn or postpone the Annual Meeting. Shares that are represented at the Annual Meeting but abstain from voting on any or all matters will be counted as shares present and entitled to vote in determining the presence of a quorum. Shareholders participating in the virtual meeting are considered to be attending the meeting "in person." Abstentions and withheld votes are counted as shares present at the meeting for purposes of determining a quorum. As of the close of business on March 31, 2023, the record date for shareholders entitled to vote at the Annual Meeting, there were outstanding 22,367,248 shares of common stock entitled to one vote each. In determining whether a quorum exists at the meeting, all shares for which proxies were submitted will be counted. Proxies properly executed and received by us prior to the meeting and not revoked will be voted as directed therein on all matters presented at the meeting.
Q. What proposals will be voted on at the Annual Meeting?	A. At the Annual Meeting, shareholders will act upon the following matters: 1. The election of the nine members of our Board of Directors named in the Proxy Statement; 2. The ratification of the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for fiscal year 2023; and 3. The approval, by a non-binding advisory vote, of the compensation paid by the Company in fiscal year 2022 to its Named Executive Officers.
Q. How does the Board recommend I vote?	A. Our Board unanimously recommends that you vote "FOR" proposals 1, 2 and 3. With respect to Proposal 1 (Election of Directors), a shareholder may (i) vote for the election of each named director nominee, or (ii) withhold authority to vote for any named director nominee. With respect to Proposal 2 (Ratification of Independent Registered Public Accounting Firm) and Proposal 3 (Advisory Vote on Executive Compensation), a shareholder may vote for, against or abstain. Please note that brokers may not vote your shares on Proposals 1 and 3 in the absence of your specific instructions as to how to vote. Please return your Proxy Card so your vote can be counted.

Under Proposal 1, the directors are elected by a plurality of the votes cast by shares present in person or by proxy at the Annual Meeting and entitled to vote. Therefore, broker non-votes and abstentions will have no effect on Proposal 1, except to the extent that they will count as votes not cast. Proposals 2 and 3 in this Proxy Statement require the affirmative vote of a majority of the votes cast, assuming a quorum is present. Broker non-votes and abstentions will have no effect on these proposals.

Q. What happens if additional matters are presented at the Annual Meeting?

A. Other than the items of business described in this Proxy Statement, we are not aware of any other business to be acted upon at the Annual Meeting. However, if any other matter properly comes before the Annual Meeting, the persons named in the proxy form enclosed will vote in accordance with their judgment upon such matter.

Q. How do I vote if my shares are held in "street name"?

A. If a shareholder's shares are held by a broker or another nominee (the "broker") on the shareholder's behalf (that is, in "street name") and the shareholder does not instruct the broker as to how to vote the shareholder's shares, the broker may vote the shares in its discretion on matters designated as routine. However, a broker cannot vote shares held in street name on matters designated as non-routine unless the broker receives voting instructions from the beneficial owner. If a shareholder's shares are held in street name and the shareholder does not provide voting instructions to the broker, the broker will have discretion to vote those shares only on Proposal 2 because this proposal is considered a routine matter. "Broker non-votes" occur when brokerage firms receive proxies for which no voting instructions have been received from beneficial owners and the broker does not have discretionary authority to vote on the proposal. Broker non-votes and abstentions will be included in the determination of the number of shares of common stock present at our Annual Meeting for quorum purposes, but will not be counted as votes cast on any matter presented at our Annual Meeting that is a non-routine matter.

Q. How can I attend the Annual Meeting?

A. The Annual Meeting will be a completely virtual meeting of shareholders, which will be conducted exclusively by webcast. You are entitled to participate in the Annual Meeting only if you were a shareholder of the Company as of the close of business on the record date, or if you hold a valid proxy for the Annual Meeting. No physical meeting will be held.

You will be able to attend the Annual Meeting online and submit your questions during the meeting by visiting meetnow.global/MAAD7NJ. You also will be able to vote your shares online by attending the Annual Meeting by webcast.

To participate in the Annual Meeting, you will need to review the information included on your Notice, on your Proxy Card or on the instructions that accompanied your proxy materials.

If you hold your shares through an intermediary, such as a bank or broker, you must register in advance using the instructions below.

The online meeting will begin promptly at 10:00 A.M. EDT. We encourage you to access the meeting prior to the start time leaving ample time for the check in. Please follow the registration instructions as outlined in this Proxy Statement.

Q.	How do I register to attend the Annual Meeting virtually on the Internet?	A.	If you are a registered shareholder (i.e., you hold your shares through our transfer agent, Computershare), you do not need to register to attend the Annual Meeting virtually on the Internet. Please follow the instructions on the notice or Proxy Card that you received. If you hold your shares through an intermediary, such as a bank, broker, fiduciary, or nominee, you must register in advance to attend the Annual Meeting virtually on the Internet. To register to attend the Annual Meeting online by webcast, you must submit proof of your proxy power (legal proxy) reflecting your Patrick Industries, Inc. holdings along with your name and email address to Computershare. Requests for registration must be labeled as "Legal Proxy" and be received no later than 5:00 P.M. EDT on May 23, 2023.

You will receive a confirmation of your registration by email after we receive your registration materials. Requests for registration should be directed to us at the following:

By email: Forward the email from your broker, or attach an image of your legal proxy, to **legalproxy@computershare.com**
By mail:
Computershare
Patrick Industries, Inc. Legal Proxy
P.O. Box 43001
Providence, RI 02940-3001

Q.	What if I have trouble accessing the Annual Meeting virtually?	A.	The virtual meeting platform is fully supported across MS Edge, Firefox, Chrome and Safari browsers and devices (desktops, laptops, tablets and cell phones) running the most up-to-date version of applicable software and plugins. Please note that Internet Explorer is not a supported browser. Participants should ensure that they have a strong Wi-Fi connection wherever they intend to participate in the meeting. We encourage you to access the meeting prior to the start time. A link on the meeting page will provide further assistance should you need it or you may call 1-888-724-2416.

Q.	Will there be a question and answer session?	A.	As part of the virtual Annual Meeting, we will hold a live Q&A session, during which we intend to answer as many questions as time permits. Questions must comply with the Annual Meeting procedures and be pertinent to the Company, our shareholders and the Annual Meeting matters. Following the Annual Meeting, we intend to post answers to any questions not answered during the meeting on our website under "For Investors - Company Info/ Proxy Statements."

If you wish to submit a question in advance of the virtual Annual Meeting: Prior to the virtual Annual Meeting, shareholders may submit questions, in writing, by following the instructions on the virtual Annual Meeting website (which will be accessible beginning on or around April 12, 2023). To submit a question in advance of the Annual Meeting, beneficial owners must register in advance of the Meeting. See "How do I register to attend the Annual Meeting virtually on the Internet?" above.

If you wish to ask a question during the virtual Annual Meeting: Log in to the virtual Annual Meeting website and enter the control number included on your Notice, proxy card or voting instruction form. Questions and answers may be grouped by topic and substantially similar questions may be grouped and answered once.





PATRICK INDUSTRIES, INC.
CORPORATE OFFICE

107 W. Franklin Street
P.O. Box 638

Elkhart, IN 46515
(800) 331-2151 / (574) 294-7511

WWW.PATRICKIND.COM